Exhibit 99.1

ARRANGEMENT AGREEMENT

among

INTERNATIONAL BUSINESS MACHINES CORPORATION,

1361454 ALBERTA ULC

and

COGNOS INCORPORATED

dated as of November 11, 2007

i

GLOSSARY

Term	Section
409A Authorities	2.01(m)(xvii)
Acquisition Agreement	3.02(b)
Adverse Recommendation Change	3.02(b)
Adverse Recommendation Change Notice	3.02(b)
affiliate	7.03(a)
Agreement	Preamble
AJCA	2.01(m)(xvii)
Ancillary Software IP	2.01(p)(iv)
ARC	7.03(b)
Arrangement	7.03(c)
Arrangement Resolution	7.03(d)
Articles of Arrangement	7.03(e)
Bankruptcy and Equity Exception	2.01(d)
Baseline Financials	2.01(e)(ii)
Benefit Agreements	2.01(g)(i)
Benefit Plans	2.01(k)(i)
Business Day	7.03(f)
Canadian Options	2.01(c)(i)
Canadian Stock Option Plans	2.01(c)(i)
Cash Proceeds per Share	7.03(g)
CBCA	7.03(h)
Closing Date	7.03(i)
Code	2.01(n)(xxi)
Commissioner	7.03(j)
Commonly Controlled Entity	2.01(k)(i)
Company	Preamble
Company Affiliated Group	2.01(n)(xxi)
Company Bylaws	2.01(a)
Company Common Shares	7.03(k)
Company IP	2.01(p)(iv)
Company Letter	2.01
Company Licensed IP	2.01(p)(iv)
Company Owned IP	2.01(p)(i)
Company Personnel	2.01(g)(i)
Company Stock Plans	2.01(c)(i)
Competition Act	7.03(l)
Competition Act Approval	7.03(m)
Confidentiality Agreement	3.02(a)
Contract	2.01(d)
Court	7.03(n)
CSA	7.03(o)
Depositary	7.03(p)
Derivative Work	2.01(p)(iii)

Dissent Rights	7.03(q)
DOJ	4.03
DSUs	2.01(c)(i)
DSU Holders	1.11
DSU Plan	2.01(c)(i)
Effective Date	7.03(r)
Effective Time	7.03(s)
Environmental Claims	2.01(l)
Environmental Law	2.01(l)
ERISA	2.01(m)(i)
ESPP	2.01(c)(i)
Filed Public Disclosure Documents	2.01(e)(ii)
Final Order	7.03(t)
Financial Advisor	7.03(u)
FTC	4.03
GAAP	2.01(e)(ii)
Government Contract	2.01(w)(i)
Governmental Entity	2.01(d)
Grant Date	2.01(c)(iii)
Hazardous Materials	2.01(l)
HSR Act	2.01(d)
indebtedness	7.03(v)
Intellectual Property	2.01(p)(iv)
Interim Order	7.03(w)
Investment Canada Act	7.03(x)
Investment Canada Act Approval	7.03(y)
IRD	4.03
Intervening Event	3.02(b)
IP Contributing Parties	2.01(p)(ii)(E)
IRS	2.01(m)(ii)
Judgment	2.01(d)
knowledge	7.03(z)
Law	2.01(d)
Leased Real Property	2.01(o)(ii)
Legal Restraints	5.01(c)
Liens	2.01(b)
Major Customer	2.01(i)(i)(S)
Major Customer Contract	2.01(i)(i)(S)
Major Supplier	2.01(i)(i)(T)
Major Supplier Contract	2.01(i)(i)(T)
Material Adverse Effect	7.03(aa)
Material Contract	2.01(i)(i)
Material Litigation	5.02(c)
Misrepresentation	7.03(bb)
Non-Affiliate Plan Fiduciary	2.01(m)(viii)
Nonqualified Deferred Compensation Plan	2.01(m)(xvii)

Offer Letters	Recitals
Parent	Preamble
Pension Plan	2.01(m)(i)
Permits	7.03(cc)
Permitted Liens	2.01(i)(i)(E)
person	7.03(dd)
Plan of Arrangement	7.03(ee)
Post-Signing Returns	3.01(b)
Pre-Acquisition Reorganization	4.09(a)
Primary Company Executives	2.01(n)(xi)
Proxy Circular	7.03(ee)
Public Disclosure Documents	2.01(e)(ii)
Release	2.01(l)
Registered Company IP	2.01(p)(i)
Reorganization Resolution	4.09(b)
RSUs	2.01(c)(i)
RSU Holder	1.11
RSU Plan	2.01(c)(i)
SEC	2.01(e)(ii)
Securities Laws	7.03(gg)
Software	2.01(p)(iv)
SOX	2.01(e)(iii)
Specified Contracts	2.01(i)(i)
Shareholder Approval	7.03(hh)
Shareholders	7.03(ii)
Special Meeting	7.03(jj)
Stock Exchanges	2.01(c)(v)
Stock Options	2.01(c)(i)
Sub	Preamble
Subsidiary	7.03(kk)
Superior Proposal	3.02(a)
Takeover Proposal	3.02(a)
Tax Act	7.03(ll)
tax asset	2.01(n)(xxi)
Tax Pools	2.01(n)(xx)
tax return	2.01(n)(xxi)
taxes	2.01(n)(xxi)
taxing authority	2.01(n)(xxi)
Termination Date	6.01(b)(i)
Termination Fee	4.05(b)
Third Party Software	2.01(p)(iv)
U.S. Exchange Act	7.03(mm)
U.S. Options	2.01(c)(i)
U.S. Securities Act	7.03(nn)
U.S. Stock Option Plans	2.01(c)(i)
Welfare Plan	2.01(m)(iv)

v

ARRANGEMENT AGREEMENT, dated as of November 11, 2007 (this “Agreement”), by and among INTERNATIONAL BUSINESS MACHINES CORPORATION, a New York corporation (“Parent”), 1361454 ALBERTA ULC, an unlimited liability corporation existing under the laws of the Province of Alberta and an indirect subsidiary of Parent (“Sub”), and COGNOS INCORPORATED, a Canada corporation (the “Company”).

WHEREAS the Company wishes to support and facilitate the Arrangement on the terms and subject to the conditions set forth in this Agreement and the Board of Directors has concluded that it is in the best interests of the Company to consummate the Arrangement, on the terms and subject to the conditions set forth in this Agreement, in which the Company would become a wholly owned subsidiary of Sub, and the Board of Directors has approved this Agreement and intends to recommend that the Arrangement Resolution be approved by the Shareholders, on the terms and subject to the conditions of this Agreement;

WHEREAS Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe various conditions to the Arrangement;

WHEREAS concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, certain employees of the Company are executing and delivering offer letters (the “Offer Letters”) regarding the employment of such employees following the consummation of the Arrangement; and

WHEREAS concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, certain Shareholders and employees of the Company are entering into agreements with Parent pursuant to which such Shareholders and employees shall agree, among other things, to certain non-competition, non-solicitation and no hire restrictions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

The Arrangement

SECTION 1.01. The Arrangement. The parties hereto agree, on the terms and subject to the conditions of this Agreement, to carry out the Arrangement in accordance with this Agreement on the terms set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties in accordance with this Agreement.

SECTION 1.02. Implementation Steps by the Company. The Company covenants in favour of Sub and Parent that the Company shall:

(a)  subject to compliance with Securities Laws, immediately upon the execution of this Agreement or such later time prior to the opening of markets as is agreed to by the parties, issue a press release announcing the entering into of this Agreement, which press release will be satisfactory in form and substance to Parent, acting reasonably. The Company will file such press release, together with a material change report in prescribed form and a copy of this Agreement as a material contract, with applicable securities regulatory authorities in each province of Canada;

(b)  as soon as reasonably practicable after the execution and delivery of this Agreement, and in any event no later than December 4, 2007, bring an application before the Court pursuant to section 192 of the CBCA for the Interim Order in a manner and form acceptable to Parent, acting reasonably, providing for, inter alia, the calling and holding of the Special Meeting, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c)  fix a record date for the purposes of determining the Shareholders entitled to receive notice of, and to vote at, the Special Meeting in accordance with the Interim Order;

(d)  convene and hold the Special Meeting with a targeted date of January 9, 2008 and in any event on or before January 14, 2008 in accordance with the Interim Order and applicable Laws for the purpose of having Shareholders consider the Arrangement Resolution and for any other proper purpose as may be set out in the Proxy Circular (as agreed to with the prior written consent of Parent); provided that: (i) the Special Meeting shall be held regardless of whether the Board of Directors determines at any time that this Agreement is no longer advisable or recommends that the Shareholders reject the Arrangement Resolution or any other Adverse Recommendation Change has occurred at any time; and (ii) the Arrangement Resolution shall be voted on before any other matter at the Special Meeting, unless otherwise previously agreed to in writing by Parent or required by a Governmental Entity;

(e)  except to the extent required by a Governmental Entity or for quorum purposes (in the case of an adjournment), not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Special Meeting without Parent’s prior written consent, and without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to Section 1.02(d) and this Section 1.02(e) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Takeover Proposal; provided that if the Board of

Directors of the Company shall have delivered an Adverse Recommendation Change Notice to Parent, the Company may delay the Special Meeting until one day after the expiration of the five Business Day period immediately following delivery of such notice;

(f)  subject to Section 3.02, include in the Proxy Circular the unanimous recommendation of the Board of Directors that the Shareholders vote in favour of the Arrangement Resolution;

(g)  solicit from the Shareholders proxies in favour of the approval of the Arrangement Resolution and, subject to Section 3.02, against any resolution submitted by any other Shareholder;

(h)  take all reasonable steps necessary to allow Parent and any Subsidiary of Parent, directly or through representatives, to solicit, in accordance with applicable Law, from Shareholders proxies in favour of the approval of the Arrangement Resolution, provided that any such solicitation shall be in a manner approved by the Company, acting reasonably;

(i)  provide notice to Parent of the Special Meeting and allow representatives of Parent to attend and speak at the Special Meeting;

(j)  subject to obtaining all approvals as required by the Interim Order, bring an application as soon as reasonably practicable after the Special Meeting but in any event not later than three Business Days thereafter, before the Court pursuant to section 192 of the CBCA for the Final Order in a manner and form acceptable to Parent, acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order;

(k)  subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article V, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement pursuant to section 192 of the CBCA in a manner and form acceptable to Parent, acting reasonably;

(l)  (i) permit Parent (and its outside counsel) to review and comment upon drafts of all material to be filed by the Company with the Court or any Governmental Entity in connection with the Arrangement (including the Proxy Circular and any supplement or amendment contemplated by Section 1.07) prior to the service (if applicable) and/or filing of such materials, (ii) give Parent and its counsel reasonable time to review and comment upon such materials and (iii) include all comments promptly and reasonably proposed by Parent and its counsel. The Company shall also provide to Parent’s outside counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(m)  instruct outside counsel acting for the Company to bring the applications referred to in Section 1.02(b) and Section 1.02(j) in cooperation with outside counsel to Parent;

(n)  not (i) file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, or (ii) send to the Director, for endorsement and filing by the Director, the Articles of Arrangement, except in either case as contemplated hereby or with Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; and

(o)  file the Proxy Circular with the SEC on Form 6-K as permitted by Rule 3a12-3(b) of the U.S. Exchange Act.

SECTION 1.03. Implementation Steps by Parent and Sub. Each of Parent and Sub covenants in favour of the Company that it shall cooperate with the Company in connection with seeking the Interim Order and the Final Order.

SECTION 1.04. Interim Order. The notice of motion for the motion for the Interim Order referred to in Section 1.02(b) shall request that the Interim Order provide:

(a)  for confirmation of the record date for the Special Meeting;

(b)  for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Special Meeting and for the manner in which such notice is to be provided;

(c)  that the requisite approval for the Arrangement Resolution shall be not less than two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or by proxy at the Special Meeting and such other approval as is required by the Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

(d)  that, in all other respects, the terms, restrictions and conditions of the Charter Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

(e)  for the grant of the Dissent Rights;

(f)  for the notice requirements with respect to the making of the application to the Court for the Final Order;

(g)  for such other matters as Parent or Sub may reasonably require subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed;

(h)  that the Special Meeting may be adjourned or postponed from time to time by the Company in accordance with this Agreement without the need for additional approval by the Court.

SECTION 1.05. Articles of Arrangement. The Articles of Arrangement shall, upon the endorsement of a certificate thereon by the Director under section 192(7) of the CBCA, with such other matters as are necessary to effect the Arrangement and subject to the provisions of the Plan of Arrangement, consummate the Plan of Arrangement. The Articles of Arrangement shall be in form satisfactory to Parent, acting reasonably.

SECTION 1.06. Cash Proceeds per Share, RSU Consideration, DSU Consideration, Option Consideration and Replacement Options. At the Effective Time, pursuant to the Plan of Arrangement, and subject to the terms and conditions of this Agreement and the Plan of Arrangement,

(a)  each holder of Company Common Shares (other than Parent or its affiliates and holders who have properly exercised Dissent Rights) shall be entitled to receive the Cash Proceeds per Share for each Company Common Share held;

(b)  subject to the Offer Letters, (A) each holder of unvested RSUs whose terms of employment with the Company provide for acceleration of such RSUs upon a change of control of the Company shall have all RSUs held by such holder that accelerate as a result of the Arrangement, and (B) each holder of vested RSUs shall have all vested RSUs held by such holder exchanged for the number of Company Common Shares underlying such RSU to the extent that the trust under the RSU Plan holds Company Common Shares, and all other RSUs, if any, shall be cancelled by the Company in consideration for a payment by the Company in an amount equal to the product of the number of Company Common Shares underlying such RSUs and the Cash Proceeds per Share, less applicable withholding in accordance with Section 1.12;

(c)  each RSU that has not been cancelled by the Company in accordance with Section 1.06(b) shall be amended in accordance with the Plan of Arrangement;

(d)  each holder of DSUs shall have all such DSUs held by such holder cancelled by the Company in consideration for a payment by the Company in an amount equal to the product of the number of Company Common Shares underlying such DSUs and the Cash Proceeds per Share, less applicable withholding in accordance with Section 1.12;

(e)  subject to the Offer Letters, (A) each holder of unvested Stock Options whose terms of employment with the Company provide for acceleration of such Stock Options upon a change of control of the Company shall have all Stock Options held by such holder that accelerate as a result of the Arrangement, and (B) each holder of vested Stock Options shall have all vested Stock Options held by such holder, in each case, with an exercise price less than the Cash Proceeds per Share, acquired by the Company in consideration for a payment by the Company in an amount equal to: (X) the product of the number of Company Common Shares underlying such Stock Option and the Cash Proceeds per Share, less (Y) the aggregate exercise price payable under such Stock Option to acquire the number of Company Common Shares underlying such Stock Option, less applicable withholding in accordance with Section 1.12; and

(f)  subject to the Offer Letters, each holder of Stock Options that have not been acquired by the Company in accordance with Section 1.06(e) shall be entitled to receive Replacement Options as set forth in the Plan of Arrangement.

SECTION 1.07. Proxy Circular. As promptly as practicable after the execution and delivery of this Agreement, the Company, in consultation with Parent, will prepare and complete the Proxy Circular together with any other documents required by the CBCA or other applicable Laws in connection with the Arrangement and the Special Meeting. The Company will file the Proxy Circular and any other documentation required to be filed under the Interim Order and applicable Laws in all jurisdictions where the Proxy Circular is required to be filed by the Company and mail or cause to be mailed the Proxy Circular and any other documentation required to be mailed under the Interim Order and applicable Laws to Shareholders, the directors of the Company, the auditors of the Company and any other required persons as promptly as practicable in order to comply with the terms of this Agreement, all in accordance with the terms of the Interim Order and applicable Laws. The Company shall avail itself of the exemption under Rule 3a12-3(b) of the U.S. Exchange Act and file the Proxy Circular and any related materials with the SEC on Form 6-K. Parent will provide such assistance as the Company may reasonably request in such regard. In a timely and expeditious manner, the Company shall prepare (in consultation with Parent) and file amendments or supplements to the Circular required by applicable Laws or as otherwise agreed between the Company and Parent with respect to the Special Meeting and mail or otherwise disseminate such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, to such persons and in all jurisdictions where such amendments or supplements are required to be mailed or disseminated, complying in all material respects with all applicable Laws on the date of the mailing or dissemination thereof.

SECTION 1.08. Preparation of Filings, etc.

(a)                                  The Company shall (with Parent and its counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the CSA in relation to the Special Meeting and, without limiting the generality of the foregoing, shall, in consultation with Parent, use all reasonable efforts to benefit from the accelerated timing contemplated by such instrument.

(b)                                 Each of Parent and the Company shall proceed diligently, in a coordinated fashion and use its respective commercially reasonable efforts to cooperate in:

(i)                                     the preparation of the Proxy Circular as described in Section 1.07;

(ii)                                  the preparation and filing of any exemption or other applications or orders and any other documents required by either of them to discharge their respective obligations under applicable Laws in connection with the Arrangement; and

(iii)                               the taking of all such action as may be required under any applicable Securities Laws or the CBCA in connection with the Arrangement and the Plan of Arrangement.

(c)                                  Each of Parent and the Company shall furnish to the other of them, on a timely basis, all information as may be reasonably required to effect the actions contemplated by Section 1.08(a) and Section 1.08(b), and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the parties hereto will ensure that the information relating to it and its Subsidiaries, which is provided in the Proxy Circular, will not contain any Misrepresentation.

(d)  Each of Parent and the Company shall promptly notify the other of them if, at any time before the Effective Time, it becomes aware that the Proxy Circular or an application for the Interim Order, the Final Order or any other filing under corporate Laws or Securities Laws contains a Misrepresentation or otherwise requires an amendment or supplement to the Proxy Circular or such application. In any such event, each of the parties hereto will co-operate in the preparation of a supplement or amendment to the Proxy Circular or such other document, as the case may be, that corrects that Misrepresentation, and the Company will cause the same to be distributed to the Shareholders, the directors of the Company, the auditors of the Company and any other required persons and filed as required under applicable Laws.

(e)  The Company shall ensure that the Proxy Circular complies in all material respects with all applicable Laws.

(f)  The Company shall promptly notify Parent upon the receipt of any communication from the SEC and prior to communicating with the SEC, and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to responding to any communication from the SEC, the Company (i) shall include in such response all comments reasonably and promptly proposed by Parent, (ii) shall reasonably consider all comments reasonably proposed by Parent and (iii) unless the Board of Directors of the Company shall have made an Adverse Recommendation Change, shall not respond to the SEC, prior to receiving the approval of Parent, which approval shall not be unreasonably withheld or delayed and in any event approval will be provided within two Business Days following a request therefor.

SECTION 1.09. Dissenting Shareholders. The Plan of Arrangement shall provide that registered Shareholders may exercise Dissent Rights with respect to their Shares in connection with the Arrangement pursuant to and in the manner set forth in the Interim Order and the Plan of Arrangement. The Company shall give Parent prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by the Company.

SECTION 1.10. Amendment. Without limiting the provisions of the Plan of Arrangement, the Plan of Arrangement may, at any time and from time to time before and after the holding of the Special Meeting, but not later than the Effective Time, be amended by mutual written agreement of the parties hereto. Without limiting the generality of the foregoing, any such amendment may: (a) change the time for the performance of any of the obligations or acts of the parties; (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; (c) waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties; and (d) waive compliance with and modify any conditions precedent contained herein, provided, however, that after receipt of approval of the Arrangement Resolution by the Shareholders, there shall be no amendment that by Law requires further approval by the Shareholders without further approval of such Shareholders.

SECTION 1.11. List of Securityholders. At the reasonable request of Parent from time to time, the Company shall provide Parent with a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Company Common Shares, with a list of the names and addresses and holdings of all persons having rights issued by the Company to acquire Company Common Shares (including Stock Option holders, holders of RSUs (“RSU Holders”) and holders of DSUs (“DSU Holders”) and a list of non-objecting beneficial owners of Company Common Shares, together with their addresses and respective holdings of

Company Common Shares. The Company shall from time to time request that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Shareholders and lists of holdings and other assistance as Parent may reasonably request.

SECTION 1.12. Withholding. Notwithstanding anything in this Agreement to the contrary, the Company, Parent, Sub, the Depositary or one or more other subsidiaries of Parent, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Shareholder, Stock Option holder, DSU Holder or RSU Holder such amounts as are required (or permitted under Section 116 of the Tax Act or the equivalent provision under provincial Law) to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code, or any provision of local, state, provincial or foreign tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Entity directly or indirectly by the Company, Parent, Sub, the Depositary or one or more other subsidiaries of Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the former Shareholders, Stock Option holders, DSU Holders or RSU Holders, as the case may be, in respect of which such deduction and withholding was made by the Company, Parent, Sub, the Depositary or one or more other subsidiaries of Parent, as the case may be, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required, and in accordance with applicable Laws.

SECTION 1.13. Closing. On the Closing Date, the Articles of Arrangement shall be filed with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the CBCA. The closing will take place at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, 63rd Floor, Toronto, Ontario M5X 1B8 at 9:00 a.m. (Toronto time) on the Closing Date.

SECTION 1.14. Alternative Transaction Structure. At the request of Parent, the Company shall use commercially reasonable efforts to assist Parent to successfully implement and complete an alternative transaction structure that would result in Parent acquiring, directly or indirectly, all of the Company Common Shares (including, for greater certainty, a Takeover Proposal) so long as such an alternative transaction (a) would provide Shareholders, Stock Option holders, DSU Holders and RSU Holders with cash consideration not less than the cash consideration per security receivable under Section 1.06 and in the case of the Options and RSUs to the extent that tax deferred treatment is available under the Plan of Arrangement, would provide substantially the same tax deferred treatment, and would provide for the acquisition of all the outstanding Company Common Shares, Stock Options, RSUs and DSUs and the Company and/or the Board of Directors shall, if considered necessary or desirable, have received a fairness opinion with respect thereto from the Financial Advisor or another financial advisor, (b) would not result in a delay or time to completion materially longer than the Arrangement, and (c) is otherwise on terms and conditions no more onerous in any material respect than the Arrangement and this Agreement. In the event that the transaction structure is so modified, the relevant provisions of this Agreement shall be modified as necessary in order that they shall apply with full force and effect, mutatis mutandis, but with the adjustments necessary to reflect the revised transaction structure, and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications and adjustments. The Company shall not be required to implement any alternative transaction structure that would result in the Company incurring a material liability (including any material and unindemnified tax liability) from a transaction implemented prior to the Effective Time.

ARTICLE II

Representations and Warranties

SECTION 2.01. Representations and Warranties of the Company. Except as set forth in the letter (with specific reference to the Section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the Company Letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other Section of this Agreement) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Letter”), the Company represents and warrants to Parent and Sub as follows:

(a)  Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries (i) is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept), (ii) has all requisite corporate or company power and authority to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction (except, in the case of good standing, any jurisdiction that does not recognize such concept) in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary or desirable, other than where the failure to be so organized, existing, qualified or licensed or in good standing (except, in the case of clause (i) above, with respect to the Company), individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect. The Company has made available to Parent complete and correct copies of the articles and the by-laws of the Company (the “Company Bylaws”), as amended to the date of this Agreement. The Company has made available to Parent complete and correct copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders, the Board of Directors and each committee of the Board or Directors of the Company held since February 28, 2005.

(b)  Subsidiaries. Section 2.01(b) of the Company Letter sets forth a complete and correct list of each Subsidiary of the Company, its place and form of organization. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary are owned by the Company, by another wholly owned Subsidiary of the Company or by the Company and another wholly owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, options, security interests or other encumbrances of any kind or nature whatsoever (collectively, “Liens”), except for transfer restrictions imposed by applicable Securities Laws or its articles, and are duly authorized, validly issued, fully paid and nonassessable. Except for the shares in the capital of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any shares in the capital of, or other equity or voting interests in, any person.

(c)  Capital Structure.

(i)  The authorized share capital of the Company consists of an unlimited number of Company Common Shares. At the close of business on November 8, 2007, (A) 83,768,473 Company Common Shares were issued and outstanding, including RSUs (including Company Common Shares held in trust to satisfy the Company’s obligations under the RSU Plan) and DSUs, (B) 1,091,657 restricted share units have been granted under the 2002-2015 Restricted Share Unit Plan of the Company (the “RSUs” and the “RSU Plan”, respectively) and 169,439.96 deferred share units have been granted under the Share Plan for Non-Employee Directors of the Company (the “DSUs” and the “DSU Plan”, respectively) and no other deferred share units of the Company are outstanding and (C) 7,880,858 Company Common Shares were subject to outstanding options (other than rights under the Employee Stock Purchase Plan of the Company (the “ESPP”)) to acquire Company Common Shares pursuant to the 1997-2002 Stock Option Plan of the Company and the 2003-2016 Stock Option Plan of the Company (such options, together with any other stock options granted after November 8, 2007, under the Canadian Stock Option Plans pursuant to the terms of this Agreement or as disclosed in the Company Letter, the “Canadian Options”; and such plans, the “Canadian Stock Option Plans”) and 342,794 Company Common Shares were subject to outstanding options (other than rights under the ESPP) to acquire Company Common Shares pursuant to, the Adaytum, Inc. 1999 Stock Option Plan, the Applix, Inc. 2006 Stock Incentive Plan, the Applix, Inc. 2004 Equity Incentive Plan, and the Applix, Inc. 1994 Equity Incentive Plan (such options, together with any other stock options granted after November 8, 2007, under the U.S. Stock Option Plans pursuant to the terms of this Agreement or as disclosed in the Company Letter, the “U.S. Options”; and such plans, the “U.S. Stock

Option Plans”; collectively the U.S. Options, the Canadian Options and the 250,000 options granted out of plan to the Company’s chief operating officer in May, 2006 are referred to herein as the “Stock Options”; collectively, the Canadian Stock Option Plans, the U.S. Stock Option Plans, the ESPP, the RSU Plan and the DSU Plan are referred to herein as the “Company Stock Plans”). 3,000,000 Company Common Shares were reserved and available for issuance pursuant to the ESPP and 1,679,647 Company Common Shares remained available for grant as of November 8, 2007 under the ESPP. As of August 31, 2007, 1,203,000 Company Common Shares were held by the Company in trust to satisfy its obligations under the RSU Plan. The Company and its Subsidiaries do not hold any Company Common Shares in treasury (other than those held in trust to satisfy the Company’s obligations under the RSU Plan). Other than the Company Stock Plans, there is no plan or other Contract providing for the grant of options or rights payable in or exercisable for or into Company Common Shares by the Company or any of its Subsidiaries. No Company Common Shares are owned by any Subsidiary of the Company. The Company has delivered to Parent (1) a complete and correct list, as of the close of business on November 8, 2007, of all outstanding Stock Options, the number of shares subject to each such Stock Option, the grant date, exercise price, vesting schedule and expiration date of each such Stock Option and the name of the holder thereof and an indication of whether or not each such holder is a current employee or director of the Company or any of its Subsidiaries and whether or not such Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code and (2) a complete and correct list, as of the close of business on November 8, 2007, of all RSUs and DSUs, the grant date and the name of the holder of each such RSU and DSU, the forms of RSU and DSU grant agreements pursuant to which any such RSUs and DSUs were granted and the vesting schedule (if any) and expiration date (if any) of each such RSU and DSU.

(ii)  Except as set forth in Section 2.01(c)(i), as of the close of business on November 8, 2007, no shares in the capital of, or other equity or voting interests in, the Company, or options, warrants, shares of deferred stock, share units, restricted stock awards, stock appreciation rights, phantom stock awards or other rights to acquire any such stock or securities, or other rights that are linked to the value of the Company Common Shares or the value of the Company or any part thereof, were issued, reserved for issuance or outstanding. Since November 8, 2007 to the date of this Agreement, (A) there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than issuances of Company Common Shares pursuant to the exercise of Stock Options outstanding as of November 8, 2007, and only if and to the extent required by their terms as in effect on such date and (B) there have been no issuances by the Company of options, warrants, shares of deferred stock, share units, restricted stock awards, stock appreciation rights, phantom stock awards, other rights to acquire shares of capital stock or other equity or voting interests from the Company, or other rights that are linked to the value of Company Common Shares or the value of the Company or any part thereof.

(iii)  All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no (A) bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries and (B) except as set forth in this Section 2.01(c), securities or other instruments or obligations of the Company or any of its Subsidiaries, in each case, the value of which is based upon or derived from any shares in the capital of, or other equity or voting interests in, the Company or which has or which by its terms may have at any time (whether actual or contingent) the right to vote (or which is convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company or any of its Subsidiaries may vote. Except as set forth in this Section 2.01(c), there are no securities, options, warrants, calls, rights or Contracts of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares in the capital of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. With respect to the Stock Options, (1) each Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (2) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (3) each such grant was made in accordance with the terms of the Company Stock Plans, the Securities Laws and all other applicable Laws and regulatory rules or requirements, including the rules of the Stock Exchanges, (4) the per share exercise price of each Stock Option was not less than the fair market value of a share of Company Common Shares on the applicable Grant Date and (5) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company’s Public Disclosure Documents in accordance with the Securities Laws and all other applicable Laws. Except pursuant to the tax withholding provisions under which the Stock Options, RSUs or DSUs were granted, in each case, as in effect on the date of this Agreement, there are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to (I) repurchase, redeem or otherwise acquire any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries or (II) vote or dispose of any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries. The Company is not a party to any voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the knowledge of the Company, as of the date of this Agreement there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries. Section 2.01(c)(iii) of the Company Letter contains a complete and correct list as of the date of this Agreement of each holder of unvested Stock Options and/or unvested RSUs whose terms of employment with the Company provide for acceleration of such Stock Options and/or such RSUs upon a change of control of the Company. All Stock Options, RSUs and DSUs may, by their terms or the Arrangement, be treated in accordance with Sections 1.06.

(iv)  By its terms, each U.S. Option may be treated in the same manner as a Canadian Option, as contemplated by Section 1.06.

(v)  As of the date of this Agreement, the Company is not listed on any stock exchange other than the Toronto Stock Exchange and the NASDAQ Global Select Market (collectively, the “Stock Exchanges”).

(d)  Authority; Noncontravention. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Arrangement and the other transactions contemplated by this Agreement, subject, in the case of the Arrangement, to obtaining the Shareholder Approval, Interim Order and Final Order, and to comply with the provisions of this Agreement. The execution and delivery of this Agreement by the Company, the consummation by the Company of the Arrangement and the other transactions contemplated by this Agreement and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the Arrangement and the other transactions contemplated by this Agreement, subject, in the case of the Arrangement, to obtaining the Shareholder Approval, Interim Order and Final Order. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’

rights generally and (ii) subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”). The Board of Directors of the Company, at a meeting duly called and held at which all of the directors of the Company were present, duly and unanimously adopted resolutions (i) approving this Agreement, the Arrangement and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of the Company for the Company to enter into this Agreement and consummate the Arrangement and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) determining that the Arrangement is fair to the Shareholders, (iv) directing that the Arrangement be submitted to a vote at the Special Meeting to be held as set forth in Section 1.02 and (v) recommending, subject to Section 3.02, that the Shareholders approve the Arrangement Resolution and adopt the Arrangement, subject to the terms of the Arrangement Resolution, which resolutions, except to the extent permitted by Section 3.02, have not been rescinded, modified or withdrawn in any way. The execution and delivery of this Agreement, the consummation of the Arrangement and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under (including any right of a holder of a security of the Company or any of its Subsidiaries to require the Company or any of its Subsidiaries to acquire such security), any provision of (A) the articles of the Company or the Company Bylaws or the articles or bylaws (or similar organizational documents) of any of its Subsidiaries, (B) any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, arrangement, understanding, obligation, undertaking or license, whether oral or written (each, including all amendments thereto, a “Contract”) or Permit to which the Company or any of its Subsidiaries is a party or bound by or any of their respective properties or assets are bound by or subject to or otherwise under which the Company or any of its Subsidiaries has rights or benefits or (C) subject to the governmental filings and other matters referred to in the following sentence, any (1) federal, state, provincial or local, domestic or foreign, statute, law, code, ordinance, rule or regulation of any Governmental Entity (each, a “Law”) or (2) federal, state, provincial or local, domestic or foreign, judgment, injunction, order, writ or decree of any Governmental Entity (each, a “Judgment”), in each case, applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, breaches, defaults, rights, terminations, cancellations, accelerations, losses, Liens, rights or entitlements that, individually or in the aggregate, are not reasonably likely to (x) result in a Material Adverse Effect, (y) prevent, materially impede or materially delay the consummation by the Company of the Arrangement or the other transactions contemplated hereby or (z) result in an impairment in any material respect of the ability of the Company to perform its obligations under this Agreement. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner (including the Commissioner), tribunal (including the Competition Tribunal) board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing (a “Governmental Entity”), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company, the consummation by the Company of the Arrangement or any of the other transactions contemplated by this Agreement or the compliance by the Company with the provisions of this Agreement, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under the Investment Canada Act, the Competition Act and any other applicable competition, merger control, antitrust or similar Law, (II) the filing with the CSA of this Agreement, a material change report, the Proxy Circular and such other documents and reports under the Securities Laws and the rules and regulations promulgated thereunder, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (III) the filing of applications (and supporting materials) for each of the Interim Order and the Final Order with the Court, (IV) the filing of the Articles of Arrangement with the Director, (V) any filings with the Director under the CBCA, (VI) any filings required under the rules and regulations of the Stock Exchanges and (VII) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, are not reasonably likely to (x) result in a Material Adverse Effect, (y) prevent, materially impede or materially delay the consummation by the Company of the Arrangement or the other transactions contemplated hereby or (z) result in an impairment in any material respect of the ability of the Company to perform its obligations under this Agreement.

(e)  Public Disclosure Documents.

(i)  The Company is a “reporting issuer” under Canadian Securities Laws.

(ii)  The Company has made available to Parent, or the System for Electronic Data, Analysis and Retrieval (SEDAR) database of the CSA and the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission (“SEC”) contain in a publicly available format, complete and correct copies of all reports, schedules, forms, statements and other documents filed with or furnished to the CSA or the SEC, as the case may be, by the Company since February 28, 2004 (together with all exhibits and schedules thereto and documents and other information incorporated therein by reference, the “Public Disclosure Documents”). The Company has filed with or furnished to the CSA and SEC each report, schedule, form, statement or other document or filing required by Law to be filed or furnished since February 28, 2004. No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement or other document with, or make any other filing with, or furnish any other material to, the CSA or the SEC, as the case may be. As of their respective dates, each of the Public Disclosure Documents complied as to form in all material respects with the requirements of Securities Laws applicable to such Public Disclosure Document, and none of the Public Disclosure Documents at the time it was filed or furnished contained any Misrepresentation. Except to the extent that information contained in any Public Disclosure Document filed or furnished and publicly available prior to the date of this Agreement (a “Filed Public Disclosure Document”) has been revised or superseded by a later filed or furnished Filed Public Disclosure Document, none of the Public Disclosure Documents contains any Misrepresentation. The Company has made available to Parent copies of all comment letters received by the Company from the CSA or the SEC since February 28, 2004, and relating to the Public Disclosure Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by the Company from the CSA or the SEC. As of the date of this Agreement, to the knowledge of the Company none of the Public Disclosure Documents is the subject of any ongoing review by the CSA or the SEC. The financial statements (including the related notes) of the Company included in the Public Disclosure Documents complied, at the time the respective statements were filed, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the CSA and the SEC with respect thereto, have been or will be prepared in accordance with generally accepted accounting principles in effect from time to time in the United States of America (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal and recurring year-end audit adjustments). Except (A) as set forth in the most recent balance sheet (including the notes thereto) included in the Filed Public Disclosure Documents (the “Baseline Financials”), (B) for liabilities incurred after the date of the Baseline Financials but prior to the date of this Agreement in the ordinary course of business consistent with past practice, and (C) for liabilities incurred on or after the date of this Agreement that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, the Company and its

Subsidiaries have no material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise). The Company has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange that remains confidential as of the date of this Agreement.

(iii)  The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (collectively, “SOX”) applicable to it. The Company has promptly disclosed, by filing a Form 8-K, any change in or waiver of the Company’s code of ethics, as required by Section 406(b) of SOX. To the knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics.

(iv)  The principal executive officer of the Company and the principal financial officer of the Company each has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of SOX, as applicable, with respect to the Public Disclosure Documents, and the statements contained in such certifications were accurate as of the date they were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The chief executive officer of the Company and the chief financial officer of the Company each has made all certifications required by CSA Multilateral Instrument 52-109, as applicable, with respect to the Public Disclosure Documents, and the statements contained in such certifications were accurate as of the date they were made.

(v)  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or any of its Subsidiaries published financial statements or other Public Disclosure Documents.

(vi)  The Company maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) of the U.S. Exchange Act) in compliance with the U.S. Exchange Act.

(vii)  The Company maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the U.S. Exchange Act) in compliance with the U.S. Exchange Act.

(viii)  The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4(c) under the U.S. Exchange Act) and is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the U.S. Exchange Act pursuant to Rule 3a12-3(b) of the U.S. Exchange Act. The Company has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Date.

(f)  Information Supplied. None of the information included or incorporated by reference in the Proxy Circular will, at the date it is first mailed to the Shareholders, at the time of the Special Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such time or date, contain any Misrepresentation, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Circular.

(g)  Absence of Certain Changes or Events.

(i)  Since February 28, 2007 to the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice and there has not been (A) any Material Adverse Effect, (B) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital or other equity or other voting interests, except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent, (C) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital or other equity or other voting interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries, (D) (1) any grant by the Company or any of its Subsidiaries to any current director, officer, employee, individual contractor or individual consultant of the Company or any of its Subsidiaries (collectively, “Company Personnel”) or former Company Personnel of any bonus opportunity, any loan or any increase in any type of compensation or benefits, except for grants of normal bonus opportunities and normal increases of base compensation or benefits, in each case, prior to the date of this Agreement in the ordinary course of business consistent with past practice or as expressly required by any

Benefit Plan or Benefit Agreement in effect on the date hereof, or (2) any payment by the Company or any of its Subsidiaries to any Company Personnel of any bonus, except for bonuses paid or accrued prior to the date of this Agreement in the ordinary course of business consistent with past practice or as expressly required by any Benefit Plan or Benefit Agreement in effect on the date hereof, (E) any grant by the Company or any of its Subsidiaries to any current director or officer of the Company or any of its Subsidiaries of any severance, change in control, termination or similar compensation or benefits or increases therein or of the right to receive any severance, change in control, termination or similar compensation or benefits or increases therein or any grant by the Company or any of its Subsidiaries to any other Company Personnel of any material severance, change in control, termination or similar compensation or benefits or material increases therein or of the right to receive any material severance, change in control, termination or similar compensation or benefits or material increases therein, (F) any adoption of or entry by the Company or any of its Subsidiaries into, any material amendment of or modification to or agreement to materially amend or modify, or any termination of, (1) (x) any employment, deferred compensation, change in control, severance, termination, loan, indemnification, retention, stock repurchase, or similar Contract between the Company or any of its Subsidiaries, on the one hand, and any such Company Personnel, on the other hand, (y) any material consulting agreement between the Company or any of its Subsidiaries, on the one hand, and any such Company Personnel who is a current or former officer or director of the Company or any of its Subsidiaries, on the other hand and (z) any material consulting agreement between the Company or any of its Subsidiaries, on the one hand, and any such Company Personnel, on the other hand, (2) any Contract between the Company or any of its Subsidiaries, on the one hand, and any such Company Personnel, on the other hand, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement or (3) any trust or insurance Contract or other agreement to fund or otherwise secure payment of any compensation or benefit to be provided to any such Company Personnel (all such Contracts under this clause (F) which are set forth on the Company Letter or required to be set forth on the Company Letter pursuant to its terms, including any such Contract which is entered into on or after the date of this Agreement, collectively, “Benefit Agreements”), (G) any grant or amendment of any incentive award (including stock options, stock appreciation rights, performance units, restricted stock, restricted stock units, stock repurchase rights or other stock-based or stock-related awards) or the removal or modification of any restrictions in any such award, except for grants or amendments made in the ordinary course of business consistent with past practice or in the context of the Company’s ordinary salary review cycle in accordance with past practice or as expressly required under any Benefit Plan or Benefit Agreement in effect on the date hereof, (H) any material change in financial or tax accounting methods, principles or practices by the Company or any of its Subsidiaries, except insofar as may have been required by GAAP or applicable Law, (I) any material tax election or change in any material tax election or any settlement or compromise of any material income tax liability, (J) any material write-down by the Company or any of its Subsidiaries of any of the material assets of the Company or any of its Subsidiaries, or (K) any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property or rights thereto, other than nonexclusive licenses granted in the ordinary course of the business of the Company and its Subsidiaries consistent with past practice.

(ii)  Since February 28, 2007, each of the Company and its Subsidiaries has continued all pricing, sales, receivables and payables practices in accordance with the ordinary course of business consistent with past practice and has not engaged, except in the ordinary course of business consistent with past practice, in (A) any promotional sales or discount activity with any customers or distributors with the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected to occur in subsequent fiscal quarters, (B) any practice that would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected to be made in subsequent fiscal quarters, (C) any practice that would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its Subsidiaries that would otherwise be expected to be made in prior fiscal quarters (including the current fiscal quarter) or (D) any other promotional sales or discount activity.

(h)  Litigation. Section 2.01(h) of the Company Letter sets forth, as of the date of this Agreement, a complete and correct list of each claim (other than immaterial claims), action, suit, judicial, administrative and regulatory proceeding or investigations pending or, to the knowledge of the Company, threatened by or against the Company or any of its Subsidiaries (i) for money damages, (ii) that seeks injunctive relief, (iii) that may give rise to any legal restraint on or prohibition against or limit the material benefits to Parent of the transactions contemplated by this Agreement or (iv) that, if resolved in accordance with plaintiff’s demands, is reasonably likely to have a Material Adverse Effect. There is no Judgment of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of the Company, investigation, proceeding, notice of violation, order of forfeiture or complaint by any Governmental Entity involving, the Company or any of its Subsidiaries that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.

(i)  Contracts.

(i)  Section 2.01(i) of the Company Letter contains a complete and correct list as of the date of this Agreement of:

(A)  each Contract pursuant to which the Company or any of its Subsidiaries has agreed not to compete with any person in any area or to engage in any activity or business, or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging;

(B)  each Contract to which the Company or any of its Subsidiaries is a party providing for exclusivity or any similar requirement or pursuant to which the Company or any of its Subsidiaries is restricted in any way, or which after the Effective Time could restrict Parent or any of its Subsidiaries in any way, with respect to the development, manufacture, marketing or distribution of their respective products or services or otherwise prohibits any activity in respect of the operation of their businesses, or pursuant to which any benefit or right is required to be given or lost as a result of non-compliance with any such exclusive or prohibiting requirements, or which requires the Company or any of its Subsidiaries to refrain from granting license or franchise rights to any other person;

(C)  each material Contract by and between the Company or any of its Subsidiaries and (1) any affiliate of the Company or any of its Subsidiaries (other than the Company or any Subsidiary), (2) any Company Personnel, (3) any union or other labour organization or (4) any person known by the Company to be an affiliate of any such person (other than, in each case, (I) offer letters or employment agreements that (x) are entered into by the Company or any of its Subsidiaries in the ordinary course of business and do not deviate substantially or materially from the Company’s or such Subsidiary’s standard form agreement and are not with a director or officer of the Company or any of its Subsidiaries, (y) provide for an annual base salary of not more than $200,000, or (z) are terminable at will by the Company or any of its Subsidiaries both without any penalty and without any obligation of the Company or any of its Subsidiaries to pay severance or other compensation or benefits (other than accrued base salary or consulting fees, accrued commissions, accrued bonuses, accrued vacation pay, accrued floating holidays and legally mandated benefits or amounts), (II) invention assignment and confidentiality agreements relating to the assignment of inventions to the Company or any of its Subsidiaries not involving the payment of money and (III) Benefit Plans and Benefit Agreements);

(D)  each Contract under which the Company or any of its Subsidiaries has incurred any indebtedness having an aggregate principal amount in excess of $1,000,000;

(E)  each Contract to which the Company or any of its Subsidiaries is a party creating or granting a Lien (including Liens upon properties or assets acquired under conditional sales, capital leases or other title retention or security devices), other than (1) Liens for taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded, (2) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ or similar Liens, incurred in the ordinary course of business, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (3) Liens incurred in the ordinary course of business, consistent with past practice, in connection with workers’ compensation, unemployment insurance, Canada Pension Plan and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations (4) title of a lessor under a capital or operating lease and (5) Liens that are not reasonably likely to adversely interfere in a material way with the use of properties or assets encumbered thereby (collectively, “Permitted Liens”);

(F)  each material Contract to which the Company or any of its Subsidiaries is a party (1) containing any “change in control” or similar provisions with respect to the Company or any of its Subsidiaries, including provisions requiring consent or approval of, or notice to, any Governmental Entity or other person in the event of, or with respect to, consummation of the Arrangement or any of the other transactions contemplated by this Agreement or the execution, delivery or effectiveness of this Agreement will materially conflict with, result in a material violation or material breach of, or constitute a default (with or without notice or lapse of time or both) under, such Contract, or give rise under such Contract to any right of, or result in, a termination, right of first refusal, material amendment, revocation, cancellation or material acceleration of any obligation, or a loss of a material benefit or the creation of any material Lien upon any of the properties or assets of the Company, Parent or any of their respective Subsidiaries, or to any increased, guaranteed, accelerated or additional material rights or material entitlements of any person, (2) prohibiting or imposing any restrictions on the assignment of all or any portion of such Contract by the Company or its Subsidiaries (without regard to any exception permitting assignments to subsidiaries or affiliates) or (3) containing any provisions having the effect of providing that the consummation of the Arrangement or any of the other transactions contemplated by this Agreement or the execution, delivery or effectiveness of this Agreement will require that a third party be provided with access to source code or that any source code be released from escrow and provided to any third party;

(G)  each Contract to which the Company or any of its Subsidiaries is a party providing for payments of royalties or other license fees to third parties, in each case in excess of $400,000 annually, that is not terminable on 90 days or less notice;

(H)  each Contract to which the Company or any of its Subsidiaries is a party granting a third party any licence to material Intellectual Property that is not limited to the internal use of such third party other than in the ordinary course of business consistent with past practice;

(I)  each Contract pursuant to which the Company or any of its Subsidiaries has been granted any license to Intellectual Property, other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(J)  each Contract to which the Company or any of its Subsidiaries is a party granting the other party to such Contract or a third party “most favoured nation” pricing or terms that (1) applies to the Company or any of its Subsidiaries or (2) following the Effective Time, would apply to Parent or any of its Subsidiaries other than Sub;

(K)  each Contract pursuant to which the Company or any of its Subsidiaries has agreed or is required to provide any third party with access to source code, or to provide for source code to be put in escrow, excluding non-material pieces of source code developed for customers by the Company which are not integral to the Company’s products or services;

(L)  each Contract to which the Company or any of its Subsidiaries is a party for any joint venture (whether in partnership, limited liability company or other organizational form) or material alliance or similar arrangement;

(M)  each Contract to which the Company or any of its Subsidiaries is a party for any development, marketing, resale, distribution or similar arrangement relating to any product, service or material Company Owned IP other than any Contract entered into in the ordinary course of business, consistent with past practice;

(N)  each Contract to which the Company or any of its Subsidiaries is a party with any Governmental Entity that is material to the Company and its Subsidiaries;

(O)  each material Contract to which the Company or any of its Subsidiaries is a party entered into in the last five years in connection with the settlement or other resolution of any suit, claim, action, investigation or proceeding that has any material continuing obligations, liabilities or restrictions;

(P)  each material Contract to which the Company or any of its Subsidiaries is a party providing for future performance by the Company or any of its Subsidiaries in consideration of amounts previously paid, excluding maintenance or other services agreements (other than services agreements involving material amounts) with customers entered into in the ordinary course of business consistent with past practice;

(Q)  each Contract to which the Company or any of its Subsidiaries is a party providing for liquidated damages (other than in an immaterial amount or events Contracts entered into in the ordinary course of business);

(R)  each material Contract pursuant to which the Company or any of its Subsidiaries provides professional services for a fixed fee that guarantees a specific result;

(S)  each material Contract entered into in the last 18 months between the Company or any of its Subsidiaries and any of the 25 largest customers of the Company and its Subsidiaries determined on the basis of revenues received by the Company or any of its Subsidiaries in the four consecutive fiscal quarter period ended August 31, 2007 (each such customer, a “Major Customer”, and each such Contract, a “Major Customer Contract”);

(T)  each material Contract between the Company or any of its Subsidiaries and any of the 15 largest licensors or other suppliers to the Company and its Subsidiaries determined on the basis of amounts paid by the Company or any of its Subsidiaries in the four consecutive fiscal quarter period ended August 31, 2007 (each such licensor or other supplier, a “Major Supplier”, and each such Contract, a “Major Supplier Contract”);

(U)  except for Contracts otherwise disclosed pursuant to this Section 2.01(i), each Contract which has aggregate future sums due to or from the Company or any of its Subsidiaries, taken as a whole, (i) during the period commencing on the date of this Agreement and ending on the 12-month anniversary of this Agreement, in excess of $2,000,000 or (ii) during the life of the Contract, in excess of $5,000,000; and

(V)  except for the Contracts disclosed above, each material Contract to which the Company or any of its Subsidiaries is a party not made in the ordinary course of business consistent with past practice.

The Contracts of the Company or any of its Subsidiaries of the type referred to in clauses (A) through (V) of subsection (i) above are collectively referred to in this Agreement as “Specified Contracts”. The Company has made available to Parent a complete and correct copy of each of the Specified Contracts, including all amendments thereto. Subject to the Bankruptcy and Equity Exception, each Contract of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries (a “Material Contract”), is in full force and effect (except for those Contracts that have expired in accordance with their terms) and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms. Each of the Company and its Subsidiaries has performed or is performing all material obligations required to be performed by it under the Material Contracts and is not (with or without notice or lapse of time or both) in breach in any material respect or default thereunder, and has not waived or failed to enforce any material rights or benefits thereunder, and, to the knowledge of the Company, no other party to any of the Material Contracts is (with or without notice or lapse of time or both) in breach in any material respect or default thereunder. To the knowledge of the Company, there has occurred no event giving (with or without notice or lapse of time or both) to others any right of termination, material amendment or cancellation of any Material Contract. To the knowledge of the Company, there are no circumstances that are reasonably likely to occur that is reasonably likely to adversely affect the ability of the Company or any of its Subsidiaries to perform its material obligations under any Material Contract.

(ii)  As of the date of this Agreement, none of the Major Customers or Major Suppliers has terminated, failed to renew or requested any material amendment to any of its Major Customer Contracts or Major Supplier Contracts, or any of its existing relationships, with the Company or any of its Subsidiaries.

(j)  Compliance with Laws. The Company and its Subsidiaries have in effect all material Permits that are necessary for them to own, lease or operate their properties and assets and to carry on their businesses in all material respects as currently conducted and as proposed by the Company to be conducted. Each of the Company and its Subsidiaries is, and since March 1, 2004 has been, in compliance in all material respects with all applicable Laws and Judgments, and no condition or state of facts exists that is reasonably likely to give rise to a material violation of, or a material liability or default under, any such applicable Law or Judgment. The execution and delivery of this Agreement by the Company does not, and the consummation of the Arrangement and the other transactions contemplated hereby and compliance with the terms hereof are not, reasonably likely to cause the revocation or cancellation of any material Permit. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written communication during the past three years from any person that alleges that the Company or any of its Subsidiaries is not in compliance in all material respects with, or is subject to material liability under, any Permit, Law or Judgment or relating to the revocation or modification of any material Permit. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice that any investigation or review by any Governmental Entity is pending with respect to the Company or any of its Subsidiaries or any of their respective material assets or operations, or that any such investigation or review is contemplated. Neither the Company nor any of its Subsidiaries currently holds, or at any time has held, any licences issued by the Federal Communications Commission.

(k)  Absence of Changes in Benefit Plans; Employment Agreements; Labour Relations.

(i)  Except as disclosed in the Filed Public Disclosure Documents, since February 28, 2007 to the date of this Agreement, none of the Company or any of its Subsidiaries has adopted, entered into, terminated or amended or modified in any material respect, except as required by applicable Law, or agreed to adopt, enter into, terminate or amend or modify in any material respect, except as required by applicable Law, (A) any collective bargaining agreement, or (B) any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock repurchase right, stock option (including the Company Stock Plans), phantom stock, stock-based compensation, performance, retirement, supplemental retirement, savings, paid time off, perquisite, vacation, severance, change in control, termination, retention, disability, death benefit, hospitalization, medical or other welfare benefit or other similar plan, program, arrangement or agreement (whether oral or written, funded or unfunded and whether or not subject to the Laws of the United States or Canada) sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or with respect to which the Company is otherwise jointly or severally liable under applicable Law (each, a “Commonly Controlled Entity”), in each case, providing compensation or benefits to any Company Personnel or former Company Personnel, but not including (A) the Benefit Agreements, or (B) any statutory benefit arrangements that an employer is required by applicable Law to participate in, or to contribute to, including the Canada and Quebec pension plans and plans administered pursuant to applicable health tax, workplace safety insurance, employment insurance or workers’ compensation law (all such plans, programs, arrangements and agreements, including any such plan, program, arrangement or agreement entered into or adopted on or after the date of this

Agreement, collectively, “Benefit Plans”), or (except as would not be material or as required by applicable Law) has made any change in any actuarial or other assumption used to calculate funding obligations with respect to any Pension Plan, or any change in the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined.

(ii)  As of the date of this Agreement, there are no collective bargaining agreements or other labour union, worker union, worker council or other similar agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound. Since February 28, 2005, neither the Company nor any of its Subsidiaries has encountered any labour union organizing activity, or had any actual or, to the knowledge of the Company, threatened employee strikes, work stoppages, slowdowns or lockouts. None of the employees of the Company or any of its Subsidiaries is represented by any union with respect to his or her employment by the Company or such Subsidiary. Each of the Company and its Subsidiaries is, and since February 28, 2005, has been, in compliance in all material respects with all applicable Laws and Judgments relating to employment and employment practices, occupational safety and health standards, terms and conditions of employment and wages and hours, and is not, and since February 28, 2005, has not, engaged in any unfair labour practice. As of the date hereof, the Company has not received notice of any unfair labour practice charge or complaint against the Company or any of its Subsidiaries that is pending, and, to the knowledge of the Company, there is no unfair labour practice charge or complaint against the Company or any of its Subsidiaries threatened, in each case before the National Labour Relations Board or any comparable Governmental Entity.

(l)  Environmental Matters. (i) Each of the Company and its Subsidiaries is, and since February 28, 2004 has been, in compliance in all material respects with all applicable Environmental Laws, and as of the date hereof neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company or such Subsidiary is in violation of, or may have liability under, any Environmental Law; (ii) each of the Company and its Subsidiaries possesses and is in compliance in all material respects with all Permits required under applicable Environmental Laws for the conduct of their respective operations as now being conducted, and all such Permits are in good standing; (iii) there are no material Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) there has been no Release of any Hazardous Material that is reasonably likely to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation that is reasonably likely to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries; (vi) there are no aboveground or underground storage tanks, generators or known or suspected asbestos-containing materials for which the Company or its Subsidiaries is responsible at, on, under or about property owned, operated or leased by the Company or any of its Subsidiaries, nor, to the knowledge of the Company, were there any underground storage tanks on, under or about any such property in the past; (vii) neither the Company nor any of its Subsidiaries stores, generates, or disposes of Hazardous Materials (excluding office, cleaning or similar supplies used in the ordinary course of the Company’s or its Subsidiaries’ businesses) at, on, under, about or from property owned or leased by the Company or any of its Subsidiaries; and (viii) there are no past or present events, conditions, circumstances, activities, practices, incidents, actions or plans that are reasonably likely to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries.

For all purposes of this Agreement, (A) “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, Judgments, demands, directives, claims, Liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (1) the presence or Release of, or exposure to, any Hazardous Material at any location or (2) the failure to comply with any Environmental Law; (B) “Environmental Law” means any Law, Judgment, legally binding agreement or Permit issued, promulgated or entered into by or with any Governmental Entity relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources or human health and safety; (C) “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, toxic substances and any other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law; and (D) “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

(m)  Pensions and Benefits.

(i)  Section 2.01(m)(i) of the Company Letter sets forth a complete and correct list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended “ERISA”) which are Benefit Plans (each, a “Pension Plan”), and all other Benefit Plans and Benefit Agreements, that, in each case, are in effect as of the date of this Agreement. The Company has made available to Parent complete and correct copies of (A) each Benefit Plan and each Benefit Agreement (or, in the case of any unwritten Benefit Plans or Benefit Agreements, descriptions thereof), (B) the two most recent annual reports, or such similar reports, statements, information returns or material correspondence required to be filed, with or delivered to any Governmental Entity, if any, with respect to each Benefit Plan (including reports filed on Form 5500), (C) the most recent summary plan description (if any), and any summary of material modifications, prepared for each Benefit Plan for which such summary plan description is required under applicable Law and (D) each trust agreement, group annuity or insurance Contract or similar documents providing for the funding of compensation or benefits under any Benefit Plan or Benefit Agreement.

(ii)  All Pension Plans intended to be tax qualified under the Code have been the subject of favourable determination letters or opinions from the Internal Revenue Service (the “IRS”) to the effect that such Pension Plans are qualified and exempt from United States Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or, in the case of a Pension Plan that is based upon a pre-approved plan, the sponsor of such plan has received a favourable advisory or opinion letter as to the form of such plan from the IRS upon which the Company is entitled to rely under applicable IRS procedures), and no such determination, advisory or opinion letter has been revoked (nor, as of the date of this Agreement, to the knowledge of the Company, has revocation been threatened in writing) and no event has occurred since the date of the most recent determination, advisory or opinion letter or application therefor relating to any such Pension Plan that is reasonably likely to adversely affect the qualification of such Pension Plan or require security under Section 307 of ERISA. All Benefit Plans required to have been approved by any non-United States Governmental Entity (or permitted to have been approved to obtain any beneficial tax or other status) have been so approved or timely submitted for approval, no such approval has been revoked (nor, as of the date of this Agreement, has revocation been threatened in writing) and no event has occurred since the date of the most recent approval relating to any such Benefit Plan that is reasonably likely to adversely affect any such approval relating thereto. The Company has made available to Parent a complete and correct copy of the most recent determination or approval letter received with respect to each Pension Plan, as well as a complete and correct copy of each pending application for a determination or approval letter, if any.

(iii)  Since December 31, 2000, neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been obligated to maintain or contribute to, or has any actual or contingent liability under, any Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan (as such term is defined in Section 3(35) of ERISA) or that provides for the payment of termination indemnities.

(iv)  No Benefit Plan or Benefit Agreement that provides welfare benefits (each, a “Welfare Plan”) is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code). There are no understandings, agreements or undertakings, written or oral, that would prevent any Welfare Plan (including any Welfare Plan covering retirees or other former employees) from being amended or terminated without material liability to the Company or any of its Subsidiaries on or at any time after the Effective Time. No Benefit Plan provides welfare benefits after termination of employment, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries) or as required by Section 4980B(f) of the Code or other applicable Law.

(v)  Except as expressly set forth in the Offer Letters or in the Plan of Arrangement, Section 2.01(m)(v) of the Company Letter sets forth, as of the date of this Agreement, a complete and correct list of (A) each Benefit Plan and each Benefit Agreement pursuant to which any Company Personnel would become entitled to any additional compensation, severance or other benefits or any acceleration of the time of payment or vesting of any compensation, severance or other benefits as a result of the Arrangement and the other transactions contemplated by this Agreement (alone or in combination with any other event), or any benefits the value of which would be calculated on the basis of the Arrangement and the other transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the names of all Company Personnel entitled to any such compensation or benefits actually payable as of the Effective Date or upon termination of employment after the Effective Date and the category or type of each such form of compensation or benefit to which such Company Personnel is entitled. Except as expressly set forth in the Offer Letters or in Plan of Arrangement or as required by applicable Law, no Company Personnel will be entitled to any severance, change in control, termination, bonus or other additional compensation or benefits or any acceleration of the time of payment or vesting of any compensation or benefits as a result of the Arrangement and the other transactions contemplated by this Agreement (alone or in combination with any other event) or any compensation or benefits related to or contingent upon, or the value of which will be calculated on the basis of, the Arrangement or any of the other transactions contemplated by this Agreement (alone or in combination with any other event). The execution and delivery of this Agreement, the consummation of the Arrangement and the other transactions contemplated by this Agreement (alone or in combination with any other event) and compliance by the Company with the provisions of this Agreement do not and will not (A) trigger any funding (through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Benefit Plan, Benefit Agreement or any other employment arrangement, (B) trigger the forgiveness of indebtedness owed by any Company Personnel to the Company or any of its affiliates or (C) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit the Company’s ability to amend, modify or terminate, any Benefit Plan or Benefit Agreement.

(vi)  No deduction of any amount payable pursuant to the terms of the Benefit Plans, Benefit Agreements or any other employment arrangements has been disallowed or is subject to disallowance under Section 162(m) of the Code.

(vii)  As of the date hereof, neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, oral notice of, and, to the knowledge of the Company, there are no, pending investigations by any Governmental Entity with respect to, or pending termination proceedings or other material claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or Benefit Agreement or asserting any rights or claims to benefits under, any Benefit Plan or Benefit Agreement.

(viii)  With respect to each Benefit Plan, (A) there has not occurred any prohibited transaction in which the Company, any of its Subsidiaries or any of their respective officers, directors or employees or, to the knowledge of the Company, any trustee or other fiduciary or administrator of any Benefit Plan or trust created thereunder, in each case, who is not an officer, director or employee of the Company or any of its Subsidiaries (a “Non-Affiliate Plan Fiduciary”), has engaged that is reasonably likely to subject the Company, any of its Subsidiaries or any of their respective officers, directors or employees to a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or any material sanctions imposed under Title I of ERISA or any other applicable Law and (B) none of the Company, any of its Subsidiaries or any of their respective officers, directors or employees, or, to the knowledge of the Company, any Non-Affiliate Plan Fiduciary, or any agent of any of the foregoing, has engaged in any transaction or acted in a manner, or failed to act in a manner, that is reasonably likely to subject the Company or any of its Subsidiaries to any material liability for breach of fiduciary duty under ERISA or any other applicable Law.

(ix)  The Company and its Subsidiaries do not have any material liability or obligations, including under or on account of a Benefit Plan or Benefit Agreement, arising out of the hiring of persons to provide services to the Company or any of its Subsidiaries and treating such persons as consultants or independent contractors and not as employees of the Company or any of its Subsidiaries.

(x)  Each Benefit Plan is, and has been, established, registered, amended, funded, administered and invested in material compliance with the terms of such Benefit Plan (including the terms of any Benefit Agreement or other documents in respect of such Benefit Plan) and all applicable Laws. Neither the Company nor its Subsidiaries has received, in the last six years, any notice from any Governmental Entity questioning or challenging such compliance, and the Company has no knowledge of any such notice beyond the last six years. There is no investigation by a Governmental Entity or other claims (other than routine claims for payment of benefits), suits or proceedings pending or, to the knowledge of the Company threatened involving any Benefit Plan or their assets, and no facts exist which could reasonably be expected to give rise to any such claims (other than routine claims for payment of benefits), suits or proceedings. Except as would not reasonably be expected to be material, all reports, returns and similar documents with respect to all Benefit Plans required to be filed with any Governmental Entity or distributed to any Benefit Plan participant have been duly and timely filed or distributed.

(xi)  Neither the Company nor its Subsidiaries has any formal plan and has made any promise or commitment, whether legally binding or not, to create any additional Benefit Plan or to improve or change the benefits provided under any Benefit Plan.

(xii)  Except as would not reasonably be expected to be material, all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws. Neither the Company nor any of its Subsidiaries has incurred any unfunded liabilities in relation to any Benefit Plan that have not been properly accounted for under GAAP.

(xiii)  There is no entity other than the Company or Subsidiaries of the Company participating in any Benefit Plan. No Benefit Plan provides benefits to persons who are not Company Personnel or former Company Personnel, and their respective spouses, dependents and beneficiaries.

(xiv)  All employee data necessary to administer each Benefit Plan is in the possession of the Company, its Subsidiaries or its agents and is in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws and such data is complete and correct in all material respects.

(xv)  There are no Benefit Plans to which the Company or its Subsidiaries are required to contribute which are not maintained or administered by the Company, its Subsidiaries or their affiliates.

(xvi)  None of the Benefit Plans, or any Benefit Agreements, requires or permits a retroactive increase in premiums or payments, or requires additional premiums or payments on termination of the Benefit Plan or any Benefit Agreement relating thereto, except as required by applicable Law.

(xvii)  Each Benefit Plan and each Benefit Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in compliance in all material respects with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B)(1) the Final Regulations issued thereunder, (2) the Proposed Regulations issued thereunder or (3) IRS Notice 2005-1, in the case of clauses (2) and (3), as modified by IRS Notice 2006-79 (clauses (A) and (B), together, the “409A Authorities”). No Benefit Plan or Benefit Agreement that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities. Except as may be provided in a tax-equalization arrangement, no Participant is entitled to any gross-up, make-whole or other additional payment from the Company in respect of any tax (including Federal, state, local or foreign income, excise or other taxes (including taxes imposed under Section 409A of the Code)) or interest or penalty related thereto.

(xviii)  There are no understandings, agreements or undertakings, written or oral, the would prevent any Benefit Plan from being amended or terminated without material liability to the Company or any of its Subsidiaries (subject to the terms of such Benefit Plan and applicable Law) on or any time after the Effective Date.

(n)  Taxes.

(i)  Each of the Company, its Subsidiaries and each Company Affiliated Group has timely filed all material tax returns required to be filed by it, and all such tax returns are complete and correct in all material respects. Each of the Company and its Subsidiaries and each Company Affiliated Group has timely paid all material taxes due and payable by it, including all instalments on account of taxes for the current year that are due and payable by it, whether or not assessed and whether or not shown on any tax return, other than taxes being contested in good faith and for which adequate reserves, in accordance with GAAP, have been established. The most recent financial statements contained in the Filed Public Disclosure Documents reflect an adequate reserve, in accordance with GAAP for amounts at least equal to the amount of all material taxes payable by the Company and its Subsidiaries and each Company Affiliated Group that are not yet due and payable whether or not assessed and whether or not shown as being due on any tax returns and that relate to periods ending on or prior to the date of such financial statements, and the Company and has made adequate provisions  in accordance with GAAP in their books and records for any taxes accruing in respect of any period which has ended subsequent to the period covered by such financial statements.

(ii)  As of the date hereof no material tax return or material tax asset of the Company or any of its Subsidiaries or any Company Affiliated Group is currently under audit or examination by any taxing authority, and no written or unwritten notice of such an audit or examination has been received by the Company or any of its Subsidiaries. There is no deficiency, assessment or reassessment, refund litigation, proposed adjustment or matter in controversy with respect to any material taxes due and owing by the Company, any of its Subsidiaries or any Company Affiliated Group. Each deficiency, assessment or reassessment resulting from any completed audit or examination or concluded litigation relating to material amounts of taxes by any taxing authority has been timely paid unless contested in good faith through appropriate proceedings. As of the date hereof, no material issues (individually or in the aggregate) relating to taxes or tax assets were raised in writing by the relevant taxing authority during any presently pending audit or examination, and no material issues (individually or in the aggregate) relating to taxes or tax assets (other than issues involving related party transactions between the Company and its Subsidiaries) were raised in writing by the relevant taxing authority in any audit or examination completed since December 31, 2002 that could reasonably be expected to recur in a later taxable period. The relevant statute of limitations is closed with respect to the U.S. federal income tax returns of the Company’s U.S. Subsidiaries for all years through February 28, 2003.

(iii)  There is no currently effective agreement or other document extending the period of assessment or collection of any material taxes (other than extensions to file tax returns), and no power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any material taxes has been executed or filed with any taxing authority.

(iv)  No Liens for material amounts of taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Liens imposed by applicable Laws for taxes not yet due and Liens for taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established.

(v)  Since the publication date of the Company’s most recently published consolidated financial statements, no material tax liability not reflected in such statements or otherwise provided for in the books and records of the Company in accordance with GAAP has been assessed, proposed to be assessed, incurred or accrued.

(vi)  Each of the Company and its Subsidiaries has duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services taxes, harmonized sales and provincial or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it.

(vii)  The Company has delivered or made available to Parent (A) complete and correct copies of all tax returns of the Company and each of its Subsidiaries and/or each Company Affiliated Group relating to taxes for all taxable periods for which the applicable statute of limitations or assessment period has not yet expired and (B) complete and correct copies of all tax rulings (including private letter rulings), taxation authority reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, transfer pricing studies, valuation studies and any similar documents received from or submitted to a taxation authority by, or agreed to by or on behalf of the Company and/or any of its Subsidiaries and/or each Company Affiliated Group, and relating to taxes for all taxable periods for which the statute of limitations or reassessment period has not yet expired.

(viii)  Neither the Company nor any of its Subsidiaries is a party to, bound by any or currently has any liability under any tax sharing agreement, tax indemnity obligation or similar agreement or arrangement with respect to taxes (including any advance pricing agreement, closing agreement or other agreement relating to taxes with any taxing authority).

(ix)  None of the Company or any of its Subsidiaries or any Company Affiliated Group will be required to include in a taxable period ending after the Effective Date a material amount of taxable income attributable to income that accrued (for purposes of the financial statements of the Company included in the Filed Public Disclosure Documents) in a prior taxable period but was not recognized for tax purposes in any prior taxable period as a result of the instalment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of any tax Law or for any other reason (including as a result of prepaid amounts or deferred revenue received on or prior to the Effective Date, except as set forth on its tax returns).

(x)  Neither the Company nor any of its Subsidiaries is treated as a disregarded entity or a “pass through” entity under any federal, local, domestic or foreign tax Law of any jurisdiction in which the Company or any of such Subsidiaries is incorporated or doing business.

(xi)  Except as expressly set forth in the Offer Letters and other than payments that may be made to persons set forth on Section 2.01(n)(xi) of the Company Letter (the “Primary Company Executives”), no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Merger and the other transactions contemplated by this Agreement (alone or in combination with any other event) by any person who is a “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to the Company would be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The Company has provided Parent with true and correct documentation evidencing the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive as of the date of this Agreement. Except as may be provided under any tax-equalization agreement, no current or former director, officer, employee, contractor or consultant of the Company or any of its Subsidiaries is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any tax (including Federal, state, provincial, territorial, municipal, local or foreign income, excise and other taxes (including taxes imposed under Sections 280G or 409A of the Code)) or interest or penalty related thereto.

(xii)  The Company and its Subsidiaries and each Company Affiliated Group have complied in all material respects (individually or in the aggregate) with all applicable Laws relating to the payment and withholding of taxes (including withholding of taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper taxing authorities all material amounts (individually or in the aggregate) required to be so withheld (including taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and paid over under applicable Laws.

(xiii)  Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (A) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Arrangement or any of the other transactions contemplated by this Agreement.

(xiv)  With respect to any material positions taken on the Federal income tax returns of the Company or its Subsidiaries or any Company Affiliated Group that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code, the Company or its Subsidiaries or any Company Affiliated Group (A) has disclosed such positions on the relevant tax returns or (B) had, at the time such positions were taken, substantial authority for such positions within the meaning of Section 6662 of the Code.

(xv)  To the Company’s knowledge and based on its transfer pricing documentation (including any applicable transfer pricing studies), all material related party transactions involving the Company or any of its Subsidiaries are at arm’s length in material compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any tax Law. Each of the Company and its Subsidiaries has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any tax Law. Section 2.01(n)(xv) of the Company Letter sets forth a list of the Company’s transfer pricing studies relevant to any taxes or tax returns for any period for which the relevant statutes of limitations is open. All references to the Treasury Regulations in this Section 2.01(n)(xv) are to the Treasury Regulations as in effect on the date of this Agreement.

(xvi)  Neither the Company, nor any of its Subsidiaries (A) that is owned, directly or indirectly, by a “U.S. person” within the meaning of Section 7701(a)(30) of the Code is a “passive foreign investment company” within the meaning of Section 1297(a) of the Code and the Treasury Regulations promulgated thereunder or (B) has ever made an election under Section 1362 of the Code to be treated as an S corporation for Federal income tax purposes or made a similar election under any comparable provision of any tax Law.

(xvii)  Each of the Company and its Subsidiaries has conducted all aspects of its business in all material respects in accordance with the terms and conditions of all tax rulings and tax concessions that were provided by any relevant taxing authority, except for conduct that, individually or in the aggregate, could not be expected to result in a material liability for the Company or its Subsidiaries.

(xviii)  Neither the Company nor any of its Subsidiaries has ever participated in any “listed transaction”, as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a).

(xix)  For all transactions between the Company and any person not resident in Canada with whom the Company or any of the Subsidiaries was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, the Company and its Subsidiaries have made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(xx)  The tax basis of the assets of the Company and its Subsidiaries by category including the classification of such assets as being depreciable or amortizable (collectively, the “Tax Pools”), as reflected in the tax returns of the Company and its Subsidiaries, is true and correct in all material respects.

(xxi)  For purposes of this Agreement, (A) “taxes” shall include all federal, provincial, state and local, domestic and foreign income, franchise, property, sales, goods and services, harmonized sales, excise, employment, payroll, social security, value-added, ad valorem, transfer, withholding and other taxes, including taxes based on or measured by gross receipts, profits, sales, use or occupation, tariffs, levies, Canada, Quebec and other government pension plan premiums or contributions, impositions, assessments or governmental charges of any nature whatsoever, including any interest, penalties, fines or additions with respect thereto; (B) “Company Affiliated Group” means each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is a member; (C) “taxing authority” means any Governmental Entity exercising regulatory authority in respect of any taxes; (D) ”tax return” means any federal, provincial, state and local, domestic and foreign declaration, report, form, claim for refund, disclosure statement (including any statement pursuant to Treasury Regulation Section 1.6011-4(a)) or information, return statement or other document relating to taxes, including any certificate, schedule or attachment thereto, and including any amendment thereof; (E) “tax asset” shall include any net operating loss, non-capital losses, net capital losses, Tax Pools, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute which could reduce taxes; and (F) “Code” means the Internal Revenue Code of 1986, as amended.

(o)  Properties.

(i)  Each of the Company and its Subsidiaries has good and marketable title to, or in the case of leased property and leased tangible assets has valid and enforceable leasehold interests in, all of its material properties and tangible assets, except for such properties and tangible assets as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants, taxes that are not yet delinquent and similar encumbrances that, individually or in the aggregate, have not materially interfered with, and are not reasonably likely to materially interfere with, the ability of the Company and its Subsidiaries to use such property and assets in the business of the Company and its Subsidiaries as currently conducted and as proposed by the Company to be conducted. All such material properties and tangible assets, other than properties and tangible assets in which the Company or any of its Subsidiaries has a leasehold interest, are free and clear of all Liens, except for Permitted Liens.

(ii)  Section 2.01(o)(ii) of the Company Letter sets forth a complete and correct list as of the date of this Agreement of all real property and interests in real property leased by the Company or any of its Subsidiaries (each such property, a “Leased Real Property”).

(iii)  With respect to each Leased Real Property, neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted anyone the right to use or occupy such Leased Real Property or any material portion thereof.

(iv)  Each of the Company and its Subsidiaries is in compliance in all material respects with the terms of all leases of material Leased Real Property to which it is a party and under which it is in occupancy, and each such lease is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession in all material respects under all the leases to material Leased Real Property to which it is a party and under which it is in occupancy.

(v)  The Company is the legal and beneficial owner of the lands municipally known as 3755 Riverside Drive, Ottawa, Ontario, Canada in fee simple, with good and marketable title thereto, free and clear of all Liens, other than Permitted Liens. There are no Contracts which materially affect or relate to the title to, or ownership of, such lands.

(p)  Intellectual Property.

(i)  Section 2.01(p)(i) of the Company Letter sets forth a complete and correct list of all issued patents, patent applications, registered trademarks and applications therefor, registered copyrights and applications therefor, and domain names and applications therefor owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Registered Company IP” and, together with all material Software owned by the Company or any of its

Subsidiaries as of the date of this Agreement other than Registered Company IP, the “Company Owned IP”).

(ii)  To the knowledge of the Company, the Company and each of its Subsidiaries owns, or is licensed or otherwise has the right to use (in each case, free and clear of any Liens, other than Permitted Liens) all Intellectual Property necessary for or material to the conduct of its business as currently conducted and as proposed to be conducted.

(A)  All Registered Company IP has been duly registered and/or filed, as applicable, with or issued by each applicable Governmental Entity in each applicable jurisdiction, all necessary affidavits of continuing use have been filed, and all necessary maintenance fees have been paid to continue all such rights in effect except where the Company has determined to discontinue such registration.

(B)  To the knowledge of the Company, none of the Company or any of its Subsidiaries or any of its or their products or services has infringed upon or otherwise violated, or is infringing upon or otherwise violating, the Intellectual Property rights of any third party.

(C)  There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened with respect to, any possible infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their products or services of the Intellectual Property rights of any third party. Since March 1, 2003, the Company has not been notified in writing of any possible infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their products or services of the Intellectual Property rights of any third party. To the knowledge of the Company, there is no investigation pending or threatened with respect to any possible infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their products or services of the Intellectual Property rights of any third party.

(D)  Except as previously disclosed to Parent, to the knowledge of the Company, no person or any product or service of any person is infringing upon or otherwise violating in any material respect any Company Owned IP. No licensor of any Company Licensed IP has notified or otherwise informed the Company or any of its Subsidiaries in writing that any person or any product or service of any person is infringing upon or otherwise violating in any material respect any Company Licensed IP.

(E)  All Company IP that is confidential or proprietary has been maintained in confidence in accordance with protection procedures customarily used in the Company’s industry to protect rights of like importance. Each of the former or current members of management or key personnel of the Company or any of its Subsidiaries, including all former and current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of material Intellectual Property owned, intended to be owned or used by the Company or any of its Subsidiaries (all such persons, the “IP Contributing Parties”), have assigned or otherwise transferred to the Company or any of its Subsidiaries all ownership and other rights of any nature whatsoever (to the extent permitted by Law) of such IP Contributing Party in such Intellectual Property, and none of the IP Contributing Parties have a valid claim against the Company or any of its Subsidiaries in connection with the involvement of such IP Contributing Party in the conception and development of any such Intellectual Property, and no such claim has been asserted or threatened in each case in writing. To the knowledge of the Company, none of the current employees of the Company or any of its Subsidiaries has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company or any of its Subsidiaries in furtherance of their business as currently conducted or proposed to be conducted, which patents or applications have not been assigned to the Company or any of its Subsidiaries.

(F)  The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with the provisions of this Agreement do not and will not (i) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration of any Material Contract pursuant to which the Company or any of its Subsidiaries is a licensor or licensee of Intellectual Property, or (ii) result in the loss of, or encumbrance of, any material Company IP or material benefit related thereto, or result in the creation of any Lien (other than Permitted Liens) in or upon, any material Company IP or right related thereto.

(G)  To the extent Third Party Software is distributed to customers of the Company or any of its Subsidiaries together with the Company Owned IP, (1) any third party rights and licenses have been identified in Section 2.01(p)(ii)(G)(1) of the Company Letter, (2) all necessary licenses have been obtained and (3) no material royalties or payments are due (or such royalties and payments are identified in Section 2.01(p)(ii)(G)(3) of the Company Letter).

(H)  None of the source code or other material trade secrets of the Company or any of its Subsidiaries has been published or disclosed by the Company or any of its Subsidiaries, except pursuant to a non-disclosure agreement that is in the standard form used by the Company that has been made available to Parent prior to the date of this Agreement, or, to the knowledge of the Company, by any other person to any person except pursuant to licenses or Contracts requiring such other person to keep such trade secrets confidential.

(I)  Neither the Company nor any of its Subsidiaries has assigned, sold or otherwise transferred ownership of any material Company Owned IP since March 1, 2003.

(J)  Except for source code provided to third party developers to make modifications or Derivative Works for the benefit of the Company or any Subsidiary, no licenses or rights have been granted to a third person to distribute the source code for, or to use any source code to create Derivative Works of, any Company Owned IP included in any product currently marketed by, commercially available from or under development by the Company or any of its Subsidiaries for which the Company possesses the source code.

(K)  The Company and each of its Subsidiaries has (1) created and has safely stored back-up copies of all their material computer programs and software (including object code, source code and associated data and documentation), and (2) taken reasonable steps to protect their material Company Owned IP and their rights thereunder, and to the knowledge of the Company, no such rights to any material Company Owned IP have been lost or are in jeopardy of being lost through failure to act by the Company or any of its Subsidiaries.

(L)  Section 2.01(p)(ii)(L) of the Company Letter identifies any and all open source, public source or freeware software or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU, general public license, LGPL or limited general public license, that is used in, incorporated into, integrated or bundled with the Company IP.

(iii)  For purposes of this Agreement, “Derivative Work” shall have the meaning set forth in 17 U.S.C. Section 101.

(iv)  For purposes of this Agreement, (A) “Intellectual Property” means Software, Ancillary Software IP, trademarks, service marks, brand names, certification marks, trade dress, assumed names, domain names, trade names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including divisions, provisionals, continuations, continuations in-part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; non-public information, trade secrets, know-how, formulae, processes, procedures, research records, records of invention, test information, market surveys, software and confidential information, whether patentable or not in any jurisdiction and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights; and any claims or causes of action (pending, threatened or which could be filed) arising out of any infringement or misappropriation of any of the foregoing; (B) “Software” means all types of computer software programs, including operating systems, application programs, software tools, firmware and software imbedded in equipment, including both object code and source code; (C) “Ancillary Software IP” means all written or electronic data, documentation, and materials that explain the structure or use of Software or that were used in the development of Software or are used in the operation of the Software including logic diagrams, flow charts, procedural diagrams, error reports, manuals and training materials, look-up tables and databases; (D) “Third Party Software” means Software with respect to which a third party holds any copyright or other ownership right (and, therefore, such Software is not owned exclusively by the Company or any of its Subsidiaries); (E) “Company Licensed IP” means any Intellectual Property licensed to the Company or any of its Subsidiaries; and (F) “Company IP” means Company Owned IP and Company Licensed IP.

(q)  Insurance. Copies of all material insurance policies have been made available to Parent. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such material policy which has not been replaced on substantially similar terms prior to the date of such cancellation. There is no material claim pending under any such material policies as to which coverage has been questioned, denied or disputed.

(r)  Shareholder Rights Plan. The Company has no shareholder rights plan, “poison-pill” or other agreement or arrangement designed to have the effect of delaying, deferring or discouraging another party from acquiring control of the Company.

(s)  Voting Requirements. The voting requirements necessary to approve or adopt the Arrangement or to consummate the Arrangement and the other transactions contemplated by this Agreement are those to be set out in the Interim Order unless otherwise modified by the Court.

(t)  Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than the Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Arrangement and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and correct copies of all agreements under which any such fees or commissions are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable. The fees and expenses of any accountant, broker, financial advisor, consultant, legal counsel or other person retained by the Company in connection with this Agreement or the transactions contemplated hereby incurred or to be incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement will not exceed the fees and expenses set forth in Section 2.01(t) of the Company Letter.

(u)  Opinion of Financial Advisor. The Company has received the opinion of Financial Advisor to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations set forth therein, that, from a financial point of view, the consideration to be offered to the Shareholders is fair to such Shareholders.

(v)  Unlawful Payments. None of the Company, any of its Subsidiaries, or any officer, director, to the knowledge of the Company, any employee, agent or representative of the Company or any of its Subsidiaries has made, directly or indirectly, with respect to the operation of the Company and its Subsidiaries any (i) bribe or kickback, (ii) illegal political contribution, (iii) payment from corporate funds which was incorrectly recorded on the books and records of the Company or any of its Subsidiaries; (iv) unlawful payment from corporate funds to governmental or municipal officials in their individual capacities for the purpose of affecting their action or the actions of the jurisdiction which they represent to obtain favourable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or (v) illegal payment from corporate funds to obtain or retain any business.

(w)  Government Contracts.

(i)  To the knowledge of the Company, none of the employees, consultants or agents of the Company or any of its Subsidiaries is or during the last six years has been (except as to routine security investigations) under administrative, civil or criminal investigation or indictment by any Governmental Entity. There is no pending, and during the last six years there has been no, audit or, to the knowledge of the Company, investigation by a Governmental Entity with respect to any alleged improper activity, misstatement or omission arising under or relating to any Contract between or among the

Company or any of its Subsidiaries and any Governmental Entity (a “Government Contract”). During the last six years, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, has had reason to conduct, initiate or report any internal investigation, or has made a voluntary disclosure with respect to any alleged improper activity, misstatement or omission arising under or relating to a Government Contract. None of the Company, its Subsidiaries nor, to the knowledge of the Company, any of their respective employees, consultants or agents has made any intentional misstatement or omission in connection with any voluntary disclosure that has led, or is expected to lead, either before or after the Effective Date, to any of the consequences set forth in the immediately preceding two sentences or any other material damage, penalty assessment, recoupment of payment or disallowance of cost.

(ii)  There are (A) no outstanding claims against the Company or any of its Subsidiaries by a Governmental Entity or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract that is reasonably likely to result in a material liability to the Company or any of its Subsidiaries, a material suspension or debarment of the Company or any of its Subsidiaries from doing business with a Governmental Entity, a finding of non-responsibility or ineligibility for contracting with a Governmental Entity or any other material impairment of any business relationship between the Company and any of its Subsidiaries, on the one hand, and a Governmental Entity, on the other hand, and (B) no material disputes between the Company or any of its Subsidiaries and a Governmental Entity under the Contract Disputes Act or similar applicable Law or between the Company or any of its Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any Government Contract. To the knowledge of the Company, no event, condition or omission has occurred that would reasonably constitute grounds for a claim or a dispute under clause (A) or (B). Neither the Company nor any of its Subsidiaries has an interest in any pending or potential material claim under the Contract Disputes Act or similar applicable Law against a Governmental Entity or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract.

(iii)  None of the Company, its Subsidiaries or, to the knowledge of the Company, any of their respective employees, consultants or agents is (or during the last six years has been) suspended or debarred from doing business with a Governmental Entity or is (or during such period was) the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Entity.

(iv)  All material test and inspection results that the Company or its Subsidiaries have provided to a Governmental Entity or any other entity pursuant to a Government Contract or as a part of the delivery to a

Governmental Entity pursuant to a Government Contract of any article designed, engineered or manufactured by the Company or its Subsidiaries were complete and correct in all material respects. Either the Company or one of its Subsidiaries has provided all material test and inspection results to the relevant Governmental Entity pursuant to each Government Contract as required by applicable Law and the terms of the applicable Government Contract.

(v)  With respect to each material Government Contract (A) all representations and certifications of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees set forth in or pertaining to such Government Contract were current, complete and correct as of their effective date, and the Company or one of its Subsidiaries has complied in all material respects with all such representations and certifications; (B) as of the date of this Agreement, no Governmental Entity nor any prime contractor, subcontractor or other entity has notified the Company or its Subsidiaries in writing that the Company or its Subsidiaries has breached or violated any applicable Law pertaining to such Government Contract; (C) as of the date of this Agreement, no termination for default, cure notice or show cause notice is in effect pertaining to such Government Contract and (D) as of the date of this Agreement, to the knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds to any action referred to in clause (C); (E) as of the date of this Agreement, to the knowledge of the Company, no cost incurred by the Company or its Subsidiaries pertaining to such Government Contract is the subject of any investigation or has been disallowed by the relevant Governmental Entity and (F) as of the date of this Agreement, no material amount of money due to the Company or its Subsidiaries pursuant to such Government Contract has been withheld or set off.

(x)  Investment Canada Act. Neither the Company nor any of its Subsidiaries provides any services or engages in any of the activities of a business described in subsection 14.1(5) of the Investment Canada Act.

(y)  No “Collateral Benefit” under Ontario Rule. To the knowledge of the Company, no related party of the Company (within the meaning of Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions) will receive a “collateral benefit” (with the meaning of such rule) as a consequence of the transactions contemplated by this Agreement.

SECTION 2.02. Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to the Company as follows:

(a)  Organization. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to carry on its business as now being conducted.

(b)  Authority; Noncontravention. Parent and Sub have the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Arrangement and the other transactions contemplated by this Agreement and to comply with the provisions of this Agreement. The execution and delivery of this Agreement by Parent and Sub, the consummation by Parent and Sub of the Arrangement and the other transactions contemplated by this Agreement and the compliance by Parent and Sub with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the Arrangement and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Sub, as applicable, and, assuming the due execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of Parent and Sub, as applicable, enforceable against Parent and Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement, the consummation of the Arrangement and the other transactions contemplated by this Agreement and the compliance by Parent and Sub with the provisions of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Parent or Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the Certificate of Incorporation or articles, as applicable, or Bylaws of Parent or Sub, (ii) any Contract or Permit to which Parent or Sub is a party or bound by or their respective properties or assets are bound by or subject to or otherwise under which Parent or Sub has rights or benefits or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law or Judgment, in each case, applicable to Parent or Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, Liens, rights or entitlements that, individually or in the aggregate, are not reasonably likely to impair in any material respect the ability of each of Parent and Sub to perform its obligations under this Agreement or prevent or materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated by this Agreement. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent and Sub, the consummation by Parent and Sub of the Arrangement or the other transactions contemplated by this Agreement or the compliance by Parent and Sub with the provisions of this Agreement, except for (A) the filing of a premerger notification and report form by the Company under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under the Investment Canada Act, the Competition Act and any other applicable competition, merger control, antitrust or similar Law, (B) all approvals required by the Interim Order, (C) the filing of the Articles of Arrangement with the Director and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, and (D) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made, individually or in the aggregate, are not reasonably likely to impair in any material respect the ability of each of Parent and Sub to perform its obligations under this Agreement or prevent or materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated by this Agreement.

(c)  Information Supplied. None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Circular will (except to the extent revised or superseded by amendments or supplements contemplated thereby), at the date the Proxy Circular is first mailed to the Shareholders, at the time of the Special Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such date or time, contain any Misrepresentation.

(d)  Ownership and Interim Operations of Sub. Parent indirectly owns all of the outstanding capital stock of Sub. Sub was formed solely for the purpose of engaging in the Arrangement and the other transactions contemplated by this Agreement and has engaged in no business other than in connection with the Arrangement and the other transactions contemplated by this Agreement.

(e)  Capital Resources. Parent and Sub collectively have, and will have access at the Effective Date and from time to time thereafter as required by this Agreement to, sufficient cash resources available to pay the aggregate Cash Proceeds per Company Common Share for all Company Common Shares outstanding and to pay all fees and expenses payable by each of them in connection with the transactions contemplated by this Agreement and to perform their respective obligations with respect to the transactions contemplated by this Agreement.

(f)  Shares. Neither Parent nor any of its affiliates owns or exercises control or direction over any Company Common Shares.

ARTICLE III

Covenants Relating to Conduct of Business

SECTION 3.01. Conduct of Business. (a)  Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except with the prior written consent of Parent (the decision with respect to which shall not be unreasonably delayed) as specifically contemplated by this Agreement or as set forth in Section 3.01(a) of the Company Letter, the Company shall, and shall cause each of its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use commercially reasonable efforts to comply with all applicable Laws and, to the extent consistent therewith, use commercially reasonable efforts to keep available the services of their present officers, software developers and other key employees and to preserve their assets and technology and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with them and maintain their material franchises, rights and Permits. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except with the prior written consent of Parent (the decision with respect to which shall not be unreasonably delayed) or as specifically contemplated by this Agreement or as set forth in Section 3.01(a) of the Company Letter (with specific reference to the subsection of this Section 3.01 to which the information stated in such disclosure relates), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)  (A) declare, set aside or pay any dividends on (other than in the ordinary course and consistent with past practice), or make any other distributions (whether in cash, shares or property) in respect of, any shares in its capital or other equity or voting interests, except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any shares in its stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares in its capital or other equity or voting interests, (C) purchase, redeem or otherwise acquire any shares in its capital or any other securities of the Company or any of its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities (including any Stock Options or RSUs, except pursuant to the forfeiture or repurchase conditions of such RSUs as in effect on the date of this Agreement) or (D) take any action that would result in any amendment, modification or change of any term of any indebtedness of the Company or any of its Subsidiaries or (E) take any action described in Section 2.01(g)(i)(D)-(F) or (I) (assuming for purposes of this Section 3.01(a)(i)(E) only that such representations and warranties contained in such Section 2.01(g) apply during the period following the date of this Agreement);

(ii)  issue, deliver, sell, pledge or otherwise encumber any shares in its capital, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, interests or securities or any stock appreciation rights, phantom stock awards or other rights that are linked to the value of Company Common Shares or the value of the Company or any part thereof (other than the issuance of Company Common Shares upon the exercise of Stock Options);

(iii)  amend or propose to amend its articles or bylaws (or similar organizational documents);

(iv)  acquire or agree to acquire (A) by merging, amalgamating or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or person or division thereof or (B) any other assets other than assets acquired in the ordinary course of business consistent with past practice;

(v)  sell, lease, license, sell and lease back, mortgage or otherwise subject to any Lien or otherwise dispose of any of its material properties or assets (including any shares, equity or voting interests or other rights, instruments or securities), except the licensing of its Intellectual Property and Software and sales of inventory and products or used equipment in the ordinary course of business consistent with past practice and except for Permitted Liens incurred in the ordinary course of business consistent with past practice;

(vi)  (A) repurchase, prepay or incur any indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company and other than customary travel and other advances to employees, officers and directors in the ordinary course of business consistent with past practice;

(vii)  incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, that individually are in excess of $2,000,000 or in the aggregate are in excess of $10,000,000;

(viii)  (A) pay, discharge, settle or satisfy any material claims (including any claims of Shareholders and any Shareholder litigation relating to this Agreement or any transaction contemplated by this Agreement or otherwise), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or as required by their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reserved against in the Company’s most recent financial statements contained in the Baseline Financials (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, in each case, the payment, discharge, settlement or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Date, (B) waive, relinquish, release, grant, transfer or assign any right of material value or (C) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party;

(ix)  enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property (other than in the ordinary course of business consistent with past practice) or acquire any interest in real property; provided that in no event shall the Company or any of its Subsidiaries enter into any extension or renewal of any lease or sublease of real property or otherwise materially increase any of their obligations thereunder unless the Company shall have provided Parent with ten Business Days prior notice;

(x)  modify or amend in any material respect in a manner that is adverse to the Company, or accelerate, terminate or cancel, any material Contract;

(xi)  except as required to ensure that any Benefit Plan or Benefit Agreement in effect on the date of this Agreement is in compliance with applicable Law, including Section 409A of the Code, or as specifically required pursuant to this Agreement and except as required to comply with the terms of any Benefit Plan or Benefit Agreement in effect on the date hereof or applicable Law, (A) adopt, enter into, terminate, amend or modify in any material respect that increases the Company’s obligation thereunder any Benefit Plan or Benefit Agreement, (B) increase in any manner the compensation or benefits of, or pay any bonus to, or grant any loan to, any Company Personnel except for any such increases, payments or grants to Company Personnel who are not directors or officers in the ordinary course of business consistent with past practice, (C) pay or provide to any Company Personnel any compensation or benefits not provided for under a Benefit Plan or Benefit Agreement as in effect on the date of this Agreement other than the payment of base compensation or benefits in the ordinary course of business consistent with past practice, (D) grant any awards under any Benefit Plan (including the grant of options, share appreciation rights, performance units, restricted shares, share purchase rights or other equity-based or equity-related awards) or remove or modify existing restrictions in any Benefit Plan or Benefit Agreement or awards made thereunder, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan or Benefit Agreement, (F) take any action to accelerate the time of payment or vesting of any compensation or benefits under any Benefit Plan or Benefit Agreement or (G) make any determination under any Benefit Plan or Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

(xii)  enter into any Contract containing any restriction on the ability of the Company or any of its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder, unless such restriction expressly excludes any assignment to Parent and any of its Subsidiaries in connection with or following the consummation of the Arrangement or the other transactions contemplated by this Agreement;

(xiii)  take any action or fail to take any action if such action or failure to act is reasonably likely to result in (A) any representation and warranty of the Company set forth in this Agreement that is qualified as to materiality becoming untrue (as so qualified) or (B) any such representation and warranty that is not so qualified becoming untrue in any material respect;

(xiv)  except as required by applicable Law, adopt or enter into any collective bargaining agreement or other labour union Contract applicable to the employees of the Company or any of its Subsidiaries or terminate (other than for cause, as a result of death or disability or in the ordinary course of business) the employment of any Company Personnel who has an employment, severance or similar Contract with the Company or any of its Subsidiaries;

(xv)  write-down any of its material assets, including any Intellectual Property, or make any material change in any financial or tax accounting principle, method or practice, other than those required by GAAP or applicable Law;

(xvi)  except in the ordinary course of business consistent with past practice, engage in (A) any promotional sales or discount activity with any customers or distributors with the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected to occur in subsequent fiscal quarters, (B) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected to be made in subsequent fiscal quarters, (C) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its Subsidiaries that would otherwise be expected to be made in prior fiscal quarters (including the current fiscal quarter) or (D) any other promotional sales or discount activity;

(xvii)  take any action or fail to take any action which action or failure to act would result in the material loss or reduction in value of the Intellectual Property of the Company and its Subsidiaries, taken as a whole;

(xviii)  enter into, extend or renew (A) any Contract or amendment thereof which, if executed prior to the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.01(i)(i)(A), (B), (H), (J)(2) or (L),

(B) any Contract or amendment thereof that grants any person the right or ability to access, license or use all or a material portion of the Intellectual Property of the Company and its Subsidiaries, other than in the ordinary course of business consistent with past practice, or (C) any Contract providing for the services of any dealer, distributor, sales representative or similar representative; provided, however, that solely for purposes of this clause (C) (and not clause (A) or (B) above) the Company may enter into, extend or renew any Contract providing for the services of any dealer, distributor, sales representative or similar representative, provided, that with respect to this clause (C), in each case (x) such entry, extension or renewal is in the ordinary course of business and is not inconsistent with past practice and (y) if the entry, extension or renewal is other than on standard terms and conditions, including any terms and conditions relating to geographic exclusivity, the Company shall have provided Parent with prior written notice of the material terms of the proposed Contract, extension or renewal and not less than 48 hours to comment on such terms;

(xix)  enter into any Contract or material amendment to a Contract which contains any provision listed in Section 2.01(i)(i)(E), (G), (I), (K), (P), (Q) or (R), other than any Contract pursuant to which the Company or any of its Subsidiaries has been or is being granted a license to source code in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(xx)  unless otherwise permitted by a provision in this Section 3.01(a), enter into any material Contract that is not in the ordinary course of business or that is inconsistent with past practice; and

(xxi)  authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)  Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, (i) the Company, each of its Subsidiaries and each Company Affiliated Group shall timely file all material tax returns (“Post-Signing Returns”) required to be filed by each such entity or group (after taking into account any extensions), and all Post-Signing Returns shall be complete and correct in all material respects and shall be prepared on a basis consistent with the past practice of the Company and in a manner that does not distort taxable income (e.g., by deferring income or accelerating deductions); provided that no Post-Signing Returns shall be filed with any taxing authority without Parent’s written consent, which consent shall not be unreasonably withheld or delayed; provided further that the Company shall file the Federal tax return for Cognos Corporation for fiscal year 2007 due November 15, 2007, and all related State tax returns without the consent of Parent; (ii) the Company and each of its Subsidiaries shall timely withhold, collect, remit and pay all taxes which are required by applicable Laws to be withheld, collected, remitted or paid to the extent due and payable; (iii) the Company will accrue a reserve in its books and records and financial statements in accordance with GAAP and past practice for all taxes payable by the Company or any of its Subsidiaries for which no Post-Signing Return is due prior to the Effective Time; (iv) the Company and each of its Subsidiaries will promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit relating to taxes without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; (v) none of the Company or any of its Subsidiaries will amend any material tax return or make, rescind or change any material tax election in each case without Parent’s consent, which consent shall not be unreasonably withheld or delayed; and (vi) the Company and each of its Subsidiaries will retain all books, documents and records necessary for the preparation of tax returns and reports and tax audits.

(c)  Additional Tax Matters.

(i)  All tax sharing agreements, arrangements and practices between the Company (and any affiliate of the Company), on the one hand, and any other party, on the other hand, shall be terminated on or before the Effective Date. After the Effective Date, none of the Company (or any affiliate of the Company) shall have any rights or obligations under any such tax sharing agreement, arrangement or practice.

(ii)  The Company and each of its Subsidiaries shall cooperate, and, to the extent within its control, shall cause its respective affiliates, directors, officers, employees, contractors, consultants, agents, auditors and representatives reasonably to cooperate with Parent in all tax matters, including by maintaining and making available to Parent and its affiliates all books and records relating to taxes.

(iii)  To the extent Section 6043A of the Code applies to the transactions contemplated by this Agreement, the parties shall cooperate with each other and provide each other with all information as is reasonably necessary for the parties to satisfy the reporting obligations under Section 6043A of the Code.

(iv)  Parent shall, at its option, make an election pursuant to Section 338(g) of the Code with respect to the Company or any of its Subsidiaries.

(v)  The Company shall not knowingly and shall ensure that none of its Subsidiaries knowingly takes any action or enters into any transaction, other than a transaction contemplated by this Agreement (including any Pre-Acquisition Reorganization as Parent or Sub may request pursuant to Section 4.09 or any transaction disclosed in the Company Letter) or a transaction undertaken in the ordinary course of business consistent with past practice, that would reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Sub in respect of the non-depreciable capital properties owned by the Company and its Subsidiaries as of the date of this Agreement or acquired by such entities subsequent to the date of this Agreement in accordance with the terms of this Agreement, without first consulting with and obtaining the consent of Parent or Sub, such consent not to be unreasonably withheld, conditioned or delayed, with reasonableness to be determined considering the relative costs and benefits to the Company and its Subsidiaries and Parent and its Subsidiaries.

SECTION 3.02. No Solicitation. (a)  Notwithstanding any provision in this Agreement to the contrary, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any director, officer or employee of the Company or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries to, directly or indirectly (and it shall instruct and cause each applicable Subsidiary, if any, to instruct each such director, officer, employee, investment banker, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries not to), (i) solicit, initiate or knowingly encourage, or take any other action knowingly to facilitate, any Takeover Proposal or any inquiries or the making of any proposal that is reasonably likely to lead to a Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (or any representative thereof) any information with respect to, or otherwise cooperate in any way with any person (or any representative thereof) with respect to, any Takeover Proposal; provided, however, that at any time prior to obtaining the Shareholder Approval, in response to a bona fide written unsolicited Takeover Proposal that the Board of Directors of the Company determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal, and which Takeover Proposal did not result from a breach of this Section 3.02 or Section 3.01(a)(viii)(C), the Company may, and may permit and authorize its Subsidiaries and its and its Subsidiaries’ representatives to, in each case subject to compliance with Section 3.02(c), (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal (and its representatives) pursuant to a confidentiality agreement which contains terms that are no less restrictive than those contained in the Confidentiality Agreement dated September 21, 2007, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), provided that all such information had been provided, or is concurrently provided, to Parent, and (B) participate in discussions or negotiations with the person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director, officer or employee of the Company or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 3.02(a) by the Company.

For purposes of this Agreement, the term “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent or Sub or any affiliate of Parent or Sub) relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including by way of any arrangement, merger, amalgamation, consolidation, take-over bid, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, license agreement or similar transaction, of (i) assets or businesses that constitute or generate 15% or more of the total revenue, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, or (ii) 15% or more of the outstanding Company Common Shares or of any class of shares in the capital of, or other equity or voting interests in, one or more of the Subsidiaries of the Company which, in the aggregate, directly or indirectly hold the assets or businesses referred to in clause (i) above.

For purposes of this Agreement, the term “Superior Proposal” means any binding bona fide unsolicited written offer, which did not result from a breach of Section 3.02(a), made by any person (other than Parent or Sub or any affiliate of Parent or Sub) that, if consummated, would result in such person (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Shares or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, and which offer, in the good faith judgment of the Board of Directors of the Company (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel), (i) is more favourable from a financial point of view to the Shareholders than the Arrangement (taking into account all of the terms and conditions of such proposal and this Agreement (including the ability of the parties thereto to consummate the transactions contemplated thereby and any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal in accordance with Section 3.02(b)(B)) and (ii) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(b)  Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Sub, or propose publicly to withdraw or modify in a manner adverse to Parent or Sub, the recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Arrangement, or recommend, or propose publicly to recommend, the approval or adoption of any Takeover Proposal, or resolve or agree to take any such action (any such action, resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change”), (ii) adopt or approve any Takeover Proposal, or propose the approval or adoption of any Takeover Proposal, or resolve or agree to take any such action, or (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, amalgamation agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an

“Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement referred to in Section 3.02(a)), or resolve or agree to take any such action. Notwithstanding the foregoing, at any time prior to the Shareholder Approval, the Board of Directors of the Company may, in response to a Superior Proposal or an Intervening Event, effect an Adverse Recommendation Change, provided that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so is reasonably likely to result in a breach of its fiduciary duties under applicable Law, and provided, further, that the Board of Directors of the Company may not effect such an Adverse Recommendation Change unless (A) the Board of Directors shall have first provided prior written notice to Parent (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal or an Intervening Event, which notice shall, in the case of a Superior Proposal, attach the most current version of any written agreement or proposal relating to the transaction that constitutes such Superior Proposal, and, in the case of an Intervening Event, attach information describing such Intervening Event in reasonable detail, and (B) Parent does not make, within five Business Days after the receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Board of Directors of the Company (after consultation with a financial advisor of national reputation and outside legal counsel), (x) cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or (y) obviate the need for an Adverse Recommendation Change as a result of an Intervening Event. The Company agrees that, during the five Business Day period prior to its effecting an Adverse Recommendation Change, the Company and its officers, directors and representatives shall negotiate in good faith with Parent and its officers, directors, and representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent.

For purposes of this Agreement the term “Intervening Event” means an event, unknown to the Board of Directors of the Company as of the date of this Agreement (or, if known, the material consequences of which are not known to or understood by the Board of Directors of the Company as of this Agreement), which event (or any material consequence of which) becomes known to or by (or understood by) the Board of Directors of the Company prior to the Shareholder Approval and which causes the Board of Directors of the Company to conclude in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that its failure to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under applicable Law; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

(c)  In addition to the obligations of the Company set forth in Sections 3.02(a) and 3.02(b), the Company shall, as promptly as possible and in any event within 24 hours after the Company first obtains knowledge of the receipt thereof, advise Parent orally and in writing of (i) any Takeover Proposal or any request for information or inquiry that the Company reasonably believes could lead to or contemplates a Takeover Proposal and (ii) the terms and conditions of such Takeover Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the person making any such Takeover Proposal, request or inquiry. Commencing upon the provision of any notice referred to above, once, and not more than once, each day at mutually reasonably agreeable times, the Company (or its outside counsel) shall (A) advise and confer with Parent (or its outside counsel) regarding the progress of negotiations concerning any Takeover Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Takeover Proposal, request or inquiry and (B) promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all documents and written communications relating to any such Takeover Proposal, request or inquiry exchanged between the Company or any of its officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives, on the one hand, and the person making a Takeover Proposal or any of its officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives, on the other hand.

(d)  Nothing contained in this Section 3.02 or elsewhere in this Agreement shall prohibit the Company from making any disclosure to the Company’s Shareholders, or taking and disclosing to the Company’s Shareholders a position, if, in the good faith judgment of the Board of Directors of the Company, failure so to disclose or take such position is reasonably likely to be inconsistent with applicable Law; provided, however, that in no event shall the Company or its Board of Directors or any committee thereof take, agree or resolve to take any action prohibited by Section 3.02(b)(i), (ii) or (iii), except as expressly permitted by Section 3.02(b).

SECTION 3.03. Conduct by Parent. During the period from the date of this Agreement to the Effective Time, except as consented to in writing by the Company prior to such action or as specifically contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, take any action that is reasonably likely to result in (a) any representation and warranty of Parent or Sub set forth in this Agreement that is qualified as to materiality becoming untrue (as so qualified) or (b) any such representation and warranty that is not so qualified becoming untrue in any material respect.

ARTICLE IV

Additional Agreements

SECTION 4.01. Access to Information; Confidentiality. (a)  Subject to applicable Law or Judgment, (i) the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent’s officers, employees, investment bankers, lawyers, accountants, consultants and other representatives and advisors with continued access to the information posted on the Bowne virtual datarooms under the project names “Navajo” and “Constellation” and with reasonable access upon reasonable advance notice and during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books, records, Contracts, Permits, documents, information, directors, officers and employees, and during such period the Company shall, and shall cause each of its Subsidiaries to, make available to Parent any information concerning its business as Parent may reasonably request (including the work papers of Ernst & Young LLP subject to the requirements of Ernst & Young LLP) and (ii) following the date of this Agreement and prior to the Effective Time, Parent may (but shall not be required to), following reasonable notice to the Company, contact and interview any Company Personnel as Parent may reasonably request; provided that Parent and its representatives shall coordinate any such activities with the Company with a view towards not unreasonably interfering with the business or operations of the Company. No investigation by Parent or any of its officers, directors, employees, investment bankers, lawyers, accountants or other advisors or representatives and no other receipt of information by Parent or any of its officers, directors, employees, investment bankers, lawyers, accountants or other advisors or representatives shall operate as a waiver or otherwise affect any representation or warranty of the Company or any covenant or other provision in this Agreement. Except as required by any applicable Law or Judgment, Parent will hold, and will direct its officers, employees, investment bankers, lawyers, accountants and other advisors and representatives to hold, any and all information received from the Company confidential in accordance with the Confidentiality Agreement and will comply with the terms of the Confidentiality Agreement.

(b)  Subject to applicable Law, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, reasonably cooperate to ensure an orderly transition and integration process in connection with the Arrangement and the other transactions contemplated by this Agreement in order to minimize the disruption to, and preserve the value of, the business of the Company and its Subsidiaries.

SECTION 4.02. Reasonable Best Efforts; Consultation and Notice.
(a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Arrangement and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish the following:  (i) the satisfaction of the conditions precedent set forth in Article V, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from, and the giving of any necessary notices to, Governmental Entities and other persons and the making of all necessary registrations, declarations and filings (including filings under the HSR Act and other registrations, declarations and filings with, or notices to, Governmental Entities, if any), (iii) the taking of all reasonable steps to provide any supplemental information requested by a Governmental Entity, including participating in meetings with officials of such entity in the course of its review of this Agreement, the Arrangement or the other transactions contemplated by this Agreement, (iv) the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity or other person and (v) the obtaining of all necessary consents, approvals or waivers from any third parties; provided, that this clause (v) shall not limit the rights of the Company or its Board of Directors under Section 3.02(b). In connection with and without limiting the generality of the foregoing, each of the Company and its Board of Directors shall, if any takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Arrangement and the other transactions contemplated by this Agreement, use its reasonable best efforts to ensure that the Arrangement and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Arrangement and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or Sub be obligated to, and the Company and its Subsidiaries shall not without the prior written consent of Parent, agree or proffer to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Parent, the Company or any of their respective Subsidiaries. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries be obligated to litigate or participate in the litigation of any suit, claim, action, investigation or proceeding, whether judicial or administrative, brought by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by this Agreement, or seeking to obtain from Parent or any of its Subsidiaries any damages in relation therewith; (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries, in each case as a result of or in connection with the Arrangement or any of the other transactions contemplated by this Agreement; (iii) seeking to directly or indirectly impose limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Common Shares or shares in the capital of Sub, including the right to vote the Company Common Shares or the shares in the capital of Sub on all matters properly presented to the Shareholders of the Company or to the shareholders of Sub, respectively; or (iv) seeking to (A) directly or indirectly prohibit Parent or any of its affiliates from effectively controlling in any respect any of the business or operations of the Company or its Subsidiaries or (B) directly or indirectly prevent the Company or its Subsidiaries from operating any of their business in substantially the same manner as operated by the Company and its Subsidiaries immediately prior to the date of this Agreement. The Company and Parent shall provide such assistance, information and cooperation to each other as is reasonably required to obtain any such actions, nonactions, waivers, consents, approvals, orders and authorizations and, in connection therewith, shall notify the other person promptly following the receipt of any comments from any Governmental Entity and of any request by any Governmental Entity for amendments, supplements or additional information in respect of any registration, declaration or filing with, or notice to, such Governmental Entity and shall supply the other person with copies of all correspondence between such person or any of its representatives, on the one hand, and any Governmental Entity, on the other hand.

(b)  (i)  In connection with the continuing operation of the business of the Company and its Subsidiaries between the date of this Agreement and the Effective Time, subject to applicable Law, the Company shall consult in good faith on a reasonably regular basis with Parent to report material, individually or in the aggregate, operational developments, the general status of relationships with customers and resellers, the general status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent; provided, however, that no such consultation shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(ii)  Except as prohibited by applicable Law, the Company shall promptly notify Parent of:

(A)  the occurrence of any matter or event that (1) is, or that is reasonably likely to be, material, in an adverse manner, to the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) has resulted, or is reasonably likely to result, in (I) any representation and warranty of the Company set forth in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 5.02(a) would not be satisfied or (II) any other condition to the transactions contemplated hereby and set forth in Section 5.02 not being satisfied;

(B)  the failure of the Company to perform any obligation to be performed by it under this Agreement such that the condition set forth in Section 5.02(b) would not be satisfied;

(C)  any material notice or other material communication from any person (other than a Governmental Entity) reasonably alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement;

(D)  any notice or other communication from any Major Customer or Major Supplier to the effect that such Major Customer or Major Supplier is terminating or otherwise materially adversely modifying its relationship with Company or any of its Subsidiaries as a result of the Arrangement or any of the other transactions contemplated by this Agreement;

(E)  any material notice or other material communication from any Governmental Entity in connection with the Arrangement or any of the other transactions contemplated hereby, and a copy of any such notice or communication (if in written form) shall be promptly furnished to Parent; and

(F)  any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.01(h) or that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement;

provided, however, that no such notification shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(iii)  Parent shall give prompt notice to the Company of (A) any representation or warranty made by Parent or Sub contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 5.03(a) would not be satisfied, (B) the failure of Parent or Sub to perform any obligation to be performed by such party under this Agreement such that the condition set forth in Section 5.03(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(c)  Without limiting the generality of the foregoing, the Company shall give Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors relating to the Arrangement or the other transactions contemplated by this Agreement, and will obtain the prior written consent of Parent prior to settling or satisfying any such claim (which consent shall, solely in the case of any Material Litigation that has resulted in any condition set forth in Section 5.02(c) not being satisfied, not be unreasonably withheld; provided, however, that no litigation shall be considered Material Litigation for purposes of this Section 4.02 if Parent shall have waived any condition to effect the Arrangement set forth in Article V to the extent such condition is not satisfied as a result of such litigation as of the date that all other conditions set forth in Article V shall have been satisfied or waived by Parent); provided that nothing in this Section 4.02(c) shall obligate Parent to agree or consent to the Company or any Subsidiary divesting, holding separate, or entering into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible); and provided further that it is understood and agreed that this Section 4.02(c) shall not give Parent the right to direct such defense.

SECTION 4.03. Regulatory Filings. Without limiting the generality of Section 4.02, as soon as may be reasonably practicable, Company and Parent each shall (i) file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, (ii) file with the Commissioner a request for an ARC and a  pre-merger notification as required by Part IX of the Competition Act, and (iii) file comparable merger notification forms required by the merger notification or control laws and regulations of any other applicable jurisdiction, which Parent reasonably determines to be necessary. The Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ, the Commissioner or the competition or merger control authorities of any other jurisdiction. As soon as reasonably practicable, Parent shall file with the Investment Review Division of Industry Canada (“IRD”), an application for review and any supplemental information (other than privileged information) which may be required in connection therewith pursuant to the Investment Canada Act, which filings will comply in all material respects with the requirements of the Investment Canada Act. The Company shall cooperate fully with Parent in connection with the preparation of such filing and obtaining the Investment Canada Act Approval and Parent shall respond promptly to any requests for supplemental information from IRD. Each of Parent and the Company shall promptly inform the other party of any material communication received by such party from the FTC, the DOJ, the Commissioner, the IRD or other person in connection with such filings, and shall use its reasonable best efforts to give the other party the opportunity to participate in any meetings or conferences with such Governmental Entity, except that with respect to meetings between Parent and the IRD, the Company may not participate.

SECTION 4.04. Indemnification, Exculpation and Insurance. (a)  Parent and Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favour of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective articles or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company as in effect on the date of this Agreement shall survive the Arrangement and shall be binding upon all the successors and assigns of the Company and shall continue in full force and effect in accordance with their terms, and Parent shall cause its Subsidiaries and successors and assigns of the Company to comply with and honour the foregoing obligations without termination or modification thereof.

(b)  Parent shall obtain as of the Effective Time a “tail” insurance policy with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms that are no less favourable than those of such policy of the Company in effect on the date of this Agreement, which insurance shall, prior to the Effective Date, be in effect and prepaid for such six year period; provided, that in no event shall Parent or Sub be required to pay, with respect to the entire six year period following the Effective Time, premiums for insurance under this Section 4.04(b) which in the aggregate exceed 300% of the aggregate premiums paid by the Company for the period from November 11, 2007 to, and including, November 11, 2008, for such purpose (which premiums for such period are hereby represented and warranted by the Company to be $775,000); provided that Parent shall nevertheless be obligated to provide such coverage, with respect to the entire six year period following the Effective Time, as may be obtained for such 300% amount. For the avoidance of doubt, nothing in this Section 4.04(b) shall require Parent to make expenditures exceeding $2,350,000 in the aggregate.

(c)  The provisions of this Section 4.04 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. It is the intention of the parties to constitute the Company as trustee for the indemnified parties of the rights and benefits of this Section 4.04 and the Company agrees to accept such trust and to hold the rights and benefits of this Section 4.04 in trust for and on behalf of the indemnified parties. The obligations of Parent and Sub under this Section 4.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any indemnified party to whom this Section 4.04 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected indemnified party shall have consented in writing to such termination or modification.

SECTION 4.05. Fees and Expenses. (a)  Except as expressly set forth in this Section 4.05, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Arrangement is consummated.

(b)  In the event that (i) a Takeover Proposal has been publicly made known to the Company or shall have been made directly to its Shareholders or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal or a Takeover Proposal otherwise becomes widely known to the Shareholders and thereafter (A) this Agreement is terminated by either Parent or the Company pursuant to Section 6.01(b)(i) or Section 6.01(b)(iii) and (B) prior to the date that is 12 months after such termination, the Company or any of its Subsidiaries enters into any Acquisition Agreement with respect to any Takeover Proposal or any Takeover Proposal is consummated (solely for purposes of this Section 4.05(b)(i)(B), the term “Takeover Proposal” shall have the meaning set forth in the definition of Takeover Proposal contained in Section 3.02(a) except that all references to 15% shall be deemed references to 40%) or (ii) this Agreement is terminated by Parent pursuant to Section 6.01(c), then, in each such case, the Company shall pay Parent a fee equal to $150,000,000 (the “Termination Fee”) by wire transfer of same-day funds to an account designated by Parent (A) in the case of a termination by Parent pursuant to Section 6.01(c), within two Business Days after such termination and (B) in the case of a payment as a result of any event referred to in Section 4.05(b)(i)(B), no later than the first to occur of such events.

(c)  The Company acknowledges that the agreements contained in this Section 4.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 4.05 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 4.05, the Company shall pay to Parent its reasonable costs and expenses (including lawyers’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 4.05 at the prime rate of Royal Bank of Canada in effect on the date such payment was required to be made. Parent and Sub acknowledge that in no event shall the Company be required to pay the fee referred to in this Section 4.05 on more than one occasion.

SECTION 4.06. Public Announcements. The parties agree that the initial press release(s) to be issued with respect to the transactions contemplated by this Agreement shall be in the form(s) heretofore agreed to by the parties. Subject to Section 1.02(a), Parent and Sub, on the one hand, and the Company, on the other hand, shall, to the extent at all reasonably practicable, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Arrangement and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with either of the Stock Exchanges or any national securities exchange or national securities quotation system; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if made in compliance with the foregoing provisions of this Section 4.06). For the avoidance of doubt, in the event a Takeover Proposal that is not a Superior Proposal is made, then, as and to the extent required by its fiduciary duties under applicable Law, the Board of Directors of the Company shall in no way be limited in communicating to the Shareholders the reasons it did not withdraw its recommendation of this Agreement or the Arrangement as a result of such Takeover Proposal, and such communications shall not constitute an Adverse Recommendation Change.

SECTION 4.07. Sub Compliance. Parent shall cause Sub to comply with all of Sub’s obligations under this Agreement.

SECTION 4.08. Proxies and Dissent Rights. The Company shall advise Parent, as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Special Meeting, as to the aggregate tally of proxies and votes received in respect of the Special Meeting and the number of Shares for which Dissent Rights have been exercised.

SECTION 4.09. Pre-Closing Reorganization. (a)  The Company will agree to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Parent or Sub may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the obligations of the Company pursuant to this Section 4.09 shall be conditional on the understanding that (i) any Pre-Acquisition Reorganization shall not, in the opinion of the Company, acting reasonably, materially impede or materially delay the consummation of the Arrangement or the making of any Superior Proposal by any other person, (ii) any Pre-Acquisition Reorganization shall not, in the opinion of the Company, acting reasonably, materially interfere with the ongoing operations of the Company or its Subsidiaries, (iii) any Pre-Acquisition Reorganization shall not require the Company or any Subsidiary to contravene any applicable Laws, their respective organization documents or any Contract, (iv) the Company and its Subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any taxes being imposed on, or any adverse tax or other consequences to, any Shareholder of the Company incrementally greater than the taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, and (v) the Company, its Subsidiaries and their respective officers, directors, employees, agents advisors and representatives shall have received an indemnity, in form and substance satisfactory to the Company, acting reasonably, from Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization. Parent shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization in reasonable detail at least 10 Business Days prior to the date of the Special Meeting. Any step or action taken by the Company or its Subsidiaries in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of the Company contained in this Agreement. If the Arrangement is not completed, Parent or Sub shall forthwith reimburse the Company or at the Company’s direction, its Subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and taxes) incurred by the Company and its Subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any fees, expenses and costs (including professional fees and expenses and taxes) of the Company and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date.

(b)  To the extent that a Pre-Acquisition Reorganization requires approval of the Shareholders under the CBCA, the Company shall (i) seek approval of the Shareholders for such Pre-Acquisition Reorganization at the Special Meeting, (ii) include in the Proxy Circular a form of special resolution of the Shareholders (the “Reorganization Resolution”) approving such Pre-Acquisition Reorganization in form and substance acceptable to Parent, acting reasonably, either included within the Arrangement Resolution or separate from the Arrangement Resolution if so requested by Parent, and (iii) include in the Proxy Circular the unanimous recommendation of the Board that the Shareholders vote in favour of the Reorganization Resolution, provided that Parent and Sub agree to amend the provisions of this Agreement requiring the Company to take certain action by specified times, including such provisions contained in Section 1.02 and Section 1.07, to the extent necessary to facilitate the foregoing. Subject to the provisions of this Section 4.09, the provisions in this Agreement regarding the Company’s obligations respecting the approval of the Arrangement Resolution shall apply mutatis mutandis to the approval of the Reorganization Resolution.

(c)  The Company agrees that it shall, and shall cause each of its Subsidiaries to, co-operate with Parent and Sub in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as are desirable and requested by Parent or Sub.

SECTION 4.10. Certain Pre-Closing Actions. Prior to the Closing, the Company shall take all actions set forth on Section 4.10 of the Company Letter.

SECTION 4.11. Stock Exchanges. The Company shall use its reasonable best efforts to maintain the listing of the Shares on the Stock Exchanges until the Effective Date.

SECTION 4.12. Employee Stock Purchase Plan. The Company shall amend the ESPP, or take such other actions with respect to the ESPP as is necessary, to provide that the ESPP shall be suspended no later than two Business Days prior to the Effective Date. The Company shall be entitled to complete the Purchase Period (as such term is defined under the ESPP) then in progress for each Company Personnel participating in the ESPP at such time in accordance with the terms of the ESPP, as may be amended pursuant to this Section 4.12; provided that such Purchase Period ends on the third Business Day prior to the Effective Date.

ARTICLE V

Conditions Precedent

SECTION 5.01. Conditions to Each Party’s Obligation to Effect the Arrangement. The respective obligation of each party to effect the Arrangement is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)  Shareholder Approval. The Shareholder Approval shall have been obtained.

(b)  Antitrust. Any waiting period (and any extension thereof) applicable to the Arrangement under the HSR Act shall have been terminated or shall have expired, and any other material approval or waiting period under any other applicable competition, merger control, antitrust or similar Law applicable to the Arrangement shall have been obtained or terminated or shall have expired.

(c)  No Injunctions or Legal Restraints. No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Arrangement shall be in effect.

(d)  Interim Order. The Interim Order shall have been obtained in form and substance satisfactory to each of the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(e)  Final Order. The Final Order shall have been obtained in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(f)  Competition Act Approval. Competition Act Approval shall have been obtained.

(g)  Investment Canada Act Approval. Investment Canada Act Approval shall have been obtained.

SECTION 5.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Arrangement are further subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:

(a)  Representations and Warranties. The representations and warranties of the Company contained herein that are qualified as to materiality shall be true and correct (as so qualified), and the representations and warranties of the Company contained herein that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Date with the same effect as though made as of the Effective Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date, in each case other than any failures to be so true and correct that do not make it inadvisable, in the reasonable judgment of Parent, to proceed with the Arrangement. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.

(b)  Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c)  No Litigation. There shall not be pending any claim, suit, action or proceeding brought or threatened by any third party that has a reasonable likelihood of success (“Material Litigation”) or by any Governmental Entity, (i) challenging or seeking to restrain or prohibit the consummation of the Arrangement or the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its Subsidiaries any damages that are material, individually or in the aggregate, in relation to the value of the Company and its Subsidiaries, taken as a whole, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or all or any of their respective affiliates of all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries, in each case as a result of or in connection with the transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Common Shares or any shares in the capital of Sub, including the right to vote the

Company Common Shares or the shares in the capital of Sub on all matters properly presented to the Shareholders or the shareholders of Sub, respectively, or (iv) seeking to (A) prohibit Parent or any of its affiliates from effectively controlling in any respect any of the business or operations of the Company or its Subsidiaries or (B) prevent the Company or its Subsidiaries from operating any of their business in substantially the same manner as operated by the Company and its Subsidiaries prior to the date of this Agreement.

(d)  Legal Restraint. No Legal Restraint that is reasonably likely to result, directly or indirectly, in any of the effects referred to in clauses (i) through (iv) of Section 5.02(c) shall be in effect.

(e)  No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

SECTION 5.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Arrangement is further subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:

(a)  Representations and Warranties. The representations and warranties of Parent and Sub contained herein that are qualified as to materiality shall be true and correct (as so qualified), and the representations and warranties of Parent and Sub contained herein that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Date with the same effect as though made as of the Effective Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date. The Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

(b)  Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Date, and the Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

SECTION 5.04. Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Sections 5.01, 5.02 or 5.03, as the case may be, to be satisfied if such failure was caused by such party’s breach of Section 4.02 or any other provision of this Agreement.

ARTICLE VI

Termination, Amendment and Waiver

SECTION 6.01. Termination. This Agreement may be terminated, and the Arrangement contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after the Shareholder Approval has been obtained, upon written notice (other than in the case of Section 6.01(a) below) from the terminating party to the non-terminating party specifying the subsection of this Section 6.01 pursuant to which such termination is effected:

(a)  by mutual written consent of Parent, Sub and the Company;

(b)  by either Parent or the Company, if:

(i)  the Arrangement shall not have been consummated by May 11, 2008 (the “Termination Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 6.01(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(ii)  any Legal Restraint having the effect set forth in Section 5.01(c) shall be in effect and shall have become final and nonappealable; or

(iii)  the Special Meeting shall have been held and the Shareholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof;

(c)  by Parent, in the event the Company has delivered an Adverse Recommendation Change Notice or an Adverse Recommendation Change has occurred;

(d)  by Parent, so long as Parent is not in material breach of its obligations under this Agreement, if (i) the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 5.02(a) or 5.02(b) and (B) is incapable of being cured by the Company by the Termination Date or, if capable of being cured by the Company by the Termination Date, the Company does not commence to cure such breach or failure within 10 Business Days after its receipt of written notice thereof from Parent and diligently pursue such cure thereafter, or (ii) if any Legal Restraint having any of the effects referred to in clauses (i) through (iv) of Section 5.02(c) shall be in effect and shall have become final and nonappealable; or

(e)  by the Company, so long as the Company is not in material breach of its obligations under this Agreement, if Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 5.03(a) or 5.03(b) and (ii) is incapable of being cured by Parent by the Termination Date or, if capable of being cured by Parent by the Termination Date, Parent does not commence to cure such breach or failure within 10 Business Days after its receipt of written notice thereof from the Company and diligently pursue such cure thereafter.

SECTION 6.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 6.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the last sentence of Section 4.01(a), Section 4.05, this Section 6.02 and Article VII and except for any material breach by a party that is wilful or intentional of any of its representations, warranties, covenants or agreements set forth in this Agreement (which breach, and liability therefor, shall not be affected by termination of this Agreement or any payment of the Termination Fee pursuant to Section 4.05(b)).

SECTION 6.03. Amendment. This Agreement may be amended by the parties hereto at any time, whether before or after the Shareholder Approval has been obtained; provided, however, that after the Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by shareholders of the parties without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 6.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Shareholder Approval has been obtained, there shall be made no waiver that by Law requires further approval by shareholders of the parties without the further approval of such shareholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party which specifically sets forth the terms of such extension or waiver. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

ARTICLE VII

General Provisions

SECTION 7.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 7.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 7.02. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day) or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by notice given in accordance with this Section 7.02):

if to Parent or Sub, to:

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Attention:	David L. Johnson and Gregory C. Bomberger
Facsimile:	(914) 499-7803

with a copy (which shall not be deemed notice) to:

IBM Canada Limited
3600 Steeles Avenue East, A4
Markham, Ontario L3R 9Z7

Attention:	Jay H. Safer
Facsimile:	(905) 316-4220

with a copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
Box 50
1 First Canadian Place
Toronto, Ontario M5X 1B8

Facsimile:	(416) 862-6666
Attention:	Donald C. Ross

with a copy (which shall not be deemed notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

Facsimile:	(212) 474-3700
Attention:	Scott A. Barshay

if to the Company, to:

Cognos Incorporated
3755 Riverside Drive
Ottawa, Ontario K1G 4K9

Facsimile:	(613) 738-7442
Attention:	Chief Legal Officer

with a copy (which shall not be deemed notice) to:

Torys, LLP
Suite 3000
79 Wellington Street West
Box 270, TD Centre
Toronto, Ontario M5K 1N2

Facsimile:	(416) 865-7380
Attention:	Peter Jewett and David Chaikof

with a copy (which shall not be deemed notice) to:

Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110

Facsimile:	(617) 951-8736
Attention:	Kevin M. Barry

SECTION 7.03. Definitions. For purposes of this Agreement:

(a)  “affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such first person;

(b)  “ARC” means an advance ruling certificate pursuant to the Competition Act;

(c)  “Arrangement” means the arrangement involving Sub, Parent and the Company under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Agreement resulting, inter alia, in the direct acquisition by Sub of all of the outstanding Shares of the Company or any successor thereof, all on such terms as are consistent with the provisions hereof, all as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 1.10 or the Plan of Arrangement or made at the direction of the Court in the Final Order;

(d)  “Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Exhibit B, and any amendments or variations thereto made in accordance with the provisions of this Agreement or made at the direction of the Court in the Interim Order or otherwise;

(e)  “Articles of Arrangement” means the articles of arrangement of the Company to be filed with the Director in connection with the Arrangement after the Final Order is made in order for the Arrangement to become effective;

(f)  “Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday observed in the Province of Ontario or the State of New York;

(g)  “Cash Proceeds per Share” shall mean $58.00 cash;

(h)  “CBCA” means the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced;

(i)  “Closing Date” means the earlier of: (a) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article V (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date); (b) the date that is the day prior to the Termination Date; provided that the conditions set forth in Article V have been satisfied or waived as of such date; and (c) such date as mutually agreed in writing by the Company and Parent;

(j)  “Commissioner” means the Commissioner of Competition under the Competition Act;

(k)  “Company Common Shares” means the common shares in the capital of the Company;

(l)  “Competition Act” means the Competition Act (Canada), as amended;

(m)  “Competition Act Approval” means receipt of an ARC or, in the alternative to an ARC, the expiration or earlier termination of the waiting period under Part IX of the Competition Act and receipt of a letter from the Commissioner or a person authorized by the Commissioner that the Commissioner has determined not to make an application for an order under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, on terms that are satisfactory to the Company and Parent, acting reasonably;

(n)  “Court” means the Ontario Superior Court of Justice (Commercial List);

(o)  “CSA” means the Canadian Securities Administrators;

(p)  “Depositary” has the meaning given in the Plan of Arrangement;

(q)  “Dissent Rights” means the rights of dissent in favour of Shareholders in respect of the Arrangement as contemplated in the Plan of Arrangement;

(r)  “Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate issued by the Director pursuant to the CBCA;

(s)  “Effective Time” means 12:01 a.m. on the Effective Date;

(t)  “Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or as amended on appeal;

(u)  “Financial Advisor” means Lehman Brothers Inc.;

(v)  “indebtedness” means (A) indebtedness for borrowed money, (B) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (C) accounts payable to trade creditors and accrued expenses not arising in the ordinary course of business, (D) amounts owing as deferred purchase price for the purchase of any property, or (E) guarantees with respect to any indebtedness or obligation of a type described in clauses (A) through (D) above of any other person (other than, in the case of clauses (A), (B) and (D), intercompany indebtedness and accounts payable to trade creditors and accrued expenses arising in the ordinary course of business).

(w)  “Interim Order” means the interim order of the Court made pursuant to the motion therefor contemplated by Section 1.04 of this Agreement;

(x)  “Investment Canada Act” means the Investment Canada Act, as amended;

(y)  “Investment Canada Act Approval” means the determination or deemed approval by the Minister of Industry under the Investment Canada Act that the transactions contemplated hereby are of “net benefit to Canada” for purposes of the Investment Canada Act;

(z)  as it relates to the Company, “knowledge” means, with respect to any matter in question, the actual knowledge after reasonable inquiry of the officers and employees of the Company listed on Section 7.03(z) of the Company Letter;

(aa)  “Material Adverse Effect” means any fact, change, development, event, occurrence, action, omission or effect that, individually or in the aggregate, is reasonably likely to (i) result in a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) result in a material impairment on the ability of Parent and its Subsidiaries to continue operating the business of the Company and its Subsidiaries after the Effective Date in substantially the same manner as it was operated immediately prior to the date of this Agreement; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect:  any facts, changes, developments, events, occurrences, actions, omissions or effects (A) generally affecting (1) the industry in which the Company primarily operates to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, or (2) the economy, or financial or capital markets, in the United States or Canada or elsewhere in the world to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, including changes in interest or exchange rates, or (B) arising out of, resulting from or attributable to (1) changes (after the date of this Agreement) in Law or in generally accepted accounting principles or in accounting standards, (2) the announcement or pendency of this Agreement or the anticipated consummation of the Arrangement, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners, (3) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement to the extent that they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, (4) earthquakes, hurricanes, tornados or other natural disasters to the extent that they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, (5) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections or internal projections (it being understood that, without limiting the applicability of the provisions contained in clause (A) or (B) above, the cause or causes of any such decline, change or failure may be deemed to constitute, in and of itself and themselves, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred) or (6) any suit, claim, action or proceeding that does not have a reasonable likelihood of success on the merits, whether commenced or threatened, which asserts allegations of a breach of fiduciary duty relating to this Agreement, violations of securities Laws in connection with the Proxy Circular or otherwise in connection with any of the transactions contemplated by this Agreement;

(bb)  “Misrepresentation” means an untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(cc)  “Permits” means all certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar authorizations from any Governmental Entity.

(dd)  “person” means any natural person, corporation, unlimited liability corporation, limited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity;

(ee)  “Plan of Arrangement” means, in relation to the Arrangement, the plan of arrangement in the form and having the content of Exhibit A and any amendments or variations thereto made in accordance with the provisions hereof or made at the direction of the Court in the Final Order;

(ff)  “Proxy Circular” means the notice of meeting and management information circular of the Company to be prepared and sent to Shareholders in connection with the Special Meeting, including the exhibits thereto;

(gg)  “Securities Laws” means (i) the Securities Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced, and all other applicable Canadian provincial securities laws, rules and regulations thereunder, (ii) the U.S. Securities Act and the U.S. Exchange Act and (iii) the regulations promulgated by any Stock Exchange or governing body thereof;

(hh)  “Shareholder Approval” means approval of the Arrangement Resolution by not less than two-thirds of the votes cast by the Shareholders who are represented at the Special Meeting and such other approval as may be required by the Interim Order, in each case, in accordance with applicable Laws and the Interim Order;

(ii)  “Shareholders” means the holders of Company Common Shares (including both registered and beneficial holders);

(jj)  “Special Meeting” means the special meeting of the Shareholders (including any adjournments or postponements thereof) to be held to consider, among other things, the Arrangement Resolution;

(kk)  a “Subsidiary” of any person shall mean any other person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other person are, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other person is, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists; and

(ll)  “Tax Act” means Income Tax Act (Canada), as amended;

(mm)  “U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(nn)  “U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

SECTION 7.04. Exhibits and Schedules; Interpretation. The headings contained in this Agreement or in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to an Article, Section, Subsection, Exhibit or Schedule, such reference shall be to a Section or Article of, or an

Exhibit or Schedule to, this Agreement unless otherwise indicated. For all purposes hereof, the terms “include”, “includes” and “including” shall be deemed followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” or “$” will be deemed references to the lawful money of the United States of America.

SECTION 7.05. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 7.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement (a) together with the Exhibits hereto and the Company Letter, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreement, and (b) except for the provisions of Section 4.04, is not intended to confer upon any person other than the parties hereto (and their respective successors and assigns) any rights (legal, equitable or otherwise) or remedies, whether as third party beneficiaries or otherwise.

SECTION 7.07. Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed in accordance with, the Laws of the Province of Ontario, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

SECTION 7.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Sub of any of its respective obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 7.09. Consent to Jurisdiction; Service of Process; Venue. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the Province of Ontario for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts). Each of the parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by registered mail to such person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in the courts of the Province of Ontario with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the Province of Ontario or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 7.10. Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement. Each party hereto (a) certifies that no representative, agent or lawyer of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 7.10.

SECTION 7.11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the Province of Ontario, this being in addition to any other remedy to which they are entitled at Law or in equity.

SECTION 7.12. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a person duly authorized by such party to do so.

SECTION 7.13. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INTERNATIONAL BUSINESS
MACHINES CORPORATION

By	/s/ David L. Johnson

	Name:	David L. Johnson
	Title:	Vice President, Corporate
Development

1361454 ALBERTA ULC

By	/s/ David L. Johnson

	Name:	David L. Johnson
	Title:	Vice President

COGNOS INCORPORATED

By	/s/ Rob Ashe

	Name:	Rob Ashe
	Title:	Chief Executive Officer

EXHIBIT A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Aggregate DSU Consideration” shall have the meaning ascribed thereto in Section 2.4(a)(ii);

“Aggregate Option Consideration” shall have the meaning ascribed thereto in Section 2.4(a)(iv);

“Aggregate RSU Consideration” shall have the meaning ascribed thereto in Section 2.4(a)(iii);

“Aggregate Share Consideration” shall have the meaning ascribed thereto in Section 2.4(a)(i);

“Amended RSU” has the meaning given in Section 2.2(b)(ii);

“Applix” means Applix, Inc., a corporation organized under the laws of the Commonwealth of Massachusetts;

“Applix Stock Plans” means the Applix 2006 Stock Incentive Plan, the Applix 2004 Equity Incentive Plan and the Applix 1994 Equity Incentive Plan;

“Arrangement” means an arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order (in each case, with the consent of the Company and Parent, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement made as of November 11, 2007 between the Company, Sub and Parent, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Shareholders, approving the Arrangement, such resolution to be in substantially the form of Exhibit B attached to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be filed with the Director after the Final Order is made;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday observed in the Province of Ontario;

“Cashed-Out Options” means any Options with an exercise price less than the Share Consideration that (subject, with respect to any such Options held by an Optionholder, to the overriding terms of any offer letter between Parent or its affiliates, on one hand, and such Optionholder, on the other): (a) have vested as of the Effective Date; or (b) are not vested as of the Effective Date but are held by persons whose terms of employment or engagement with the Company provide for acceleration and vesting of such Options upon a change of control of the Company;

“Cashed-Out RSUs” means any RSUs that (subject, with respect to any such RSUs held by an RSU Holder, to the overriding terms of any offer letter between Parent or its affiliates, on one hand, and such RSU Holder, on the other): (a) have vested as of the Effective Date; or (b) are not vested as of the Effective Date but are held by persons whose terms of employment or engagement with the Company, provide for acceleration and vesting of such RSUs upon a change of control of the Company;

“CBCA” means the Canada Business Corporations Act;

“Certificate” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Code” means the Internal Revenue Code of 1986, as amended;

“Company” means Cognos Incorporated, a corporation incorporated under the CBCA;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means • at its principal office in Toronto, Ontario;

“Director” means the Director appointed pursuant to the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 3.1(a);

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“Dissenting Shareholder” means a registered Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Shares, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder;

“DSU” means any deferred share units outstanding under the DSU Plan;

“DSU Consideration” has the meaning given in Section 2.2(c);

“DSU Holders” means holders of DSUs;

“DSU Plan” means the Deferred Share Plan for Non-Employee Directors of the Company;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate;

“Effective Time” means 12:01 a.m. on the Effective Date;

“ESPP” means the Employee Stock Purchase Plan of the Company;

“Exchange Ratio” means the fraction, the numerator of which is the Share Consideration and the denominator of which is the volume weighted average of the closing prices per Parent Common Share on the New York Stock Exchange Composite Transaction Tape on the five trading days immediately preceding the Effective Date;

“Final Order” means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or varied (provided that any such variation shall be acceptable to Parent and the Company, each acting reasonably) on appeal;

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner, tribunal, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of the Company and Parent, each acting reasonably) pursuant to section 192(4) of the CBCA, made in connection with the Arrangement following the motion therefor contemplated by the Arrangement Agreement;

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“Law” means any federal, state, provincial or local, domestic or foreign, statute, law, code, ordinance, rule or regulation of any Governmental Entity;

“Letter of Transmittal” means a letter of transmittal to be forwarded or made available by the Company to Shareholders in a form acceptable to Sub, acting reasonably, for use by such Shareholders in connection with the Arrangement as contemplated herein;

“Liens” means any hypothecs, mortgages, liens, charges, security interests, encumbrances, restrictions, adverse claims or other claims of third parties of any kind;

“Notice of Dissent” means a written notice provided by a registered Shareholder to the Company setting forth such registered Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“Option Consideration” has the meaning given in Section 2.2(a);

“Optionholders” means the holders of Options;

“Options” means any existing rights or options to purchase Shares outstanding under the Stock Option Plans and the 250,000 options granted out of plan to the Company’s chief operating officer in May, 2006;

“Parent” means International Business Machines Corporation, a corporation existing under the laws of the State of New York;

“Parent Common Share” means a share of Parent common stock, par value $0.20;

“person” means any natural person, corporation, limited liability company, unlimited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity;

“Plan of Arrangement” means this plan of arrangement, and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement;

“Proxy Circular” means the notice of Special Meeting and the accompanying management proxy circular dated •, 2007, including the schedules and appendices attached thereto and all amendments from time to time made thereto, sent to Shareholders in connection with the Special Meeting;

“Replacement Option” has the meaning given in Section 2.2(f);

“RSU” means any restricted share units outstanding under the RSU Plan;

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“RSU Consideration” has the meaning given in Section 2.2(b)(i);

“RSU Holders” means holders of RSUs;

“RSU Plan” means the 2002-2015 Restricted Share Unit Plan of the Company;

“Share Consideration” shall mean $58.00 cash;

“Shareholders” means, at any time and unless the context otherwise requires, the registered holders of Shares at such time;

“Shares” means the issued and outstanding common shares in the capital of the Company (including common shares issued upon the exercise of Options) and shall include any shares into which the Shares may be reclassified, subdivided, consolidated or converted and any rights or benefits arising therefrom including any extraordinary distribution of securities which may be declared in respect of the Shares (except in accordance with this Plan of Arrangement);

“Special Meeting” means the special meeting of the Shareholders (including any adjournments or postponements thereof) to be held to consider, among other things, the Arrangement Resolution;

“Stock Option Plans” mean, collectively, the 1997-2002 Stock Option Plan of the Company, the 2003-2016 Stock Option Plan of the Company, the Adaytum, Inc. 1999 Stock Option Plan, the Applix Stock Plans and any other similar equity-based compensation plan of the Company or Applix (other than the DSU Plan, RSU Plan and the ESPP);

“Sub” means 1361454 Alberta ULC, an unlimited liability corporation existing under the laws of the Province of Alberta; and

“Tax Act” means the Income Tax Act (Canada).

1.2                               Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4                               Time

All times expressed herein or in any Letter of Transmittal are local time (Toronto,

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Ontario) unless otherwise stipulated herein or therein.

1.5                               Currency

All references to currency in this Plan of Arrangement are to U.S. dollars, being lawful money of the United States of America, unless otherwise specified.

1.6                               Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

1.7                               Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

ARTICLE 2
THE ARRANGEMENT

2.1                               Effectiveness

This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Arrangement Agreement. This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on: (i) the Company; (ii) Sub; (iii) Parent; (iv) all holders and all beneficial owners of Shares (including Dissenting Shareholders); (v) all holders and all beneficial owners of Options; (vi) all holders and all beneficial owners of RSUs; (vii) all holders and all beneficial owners of DSUs; (viii) the registrar and transfer agent in respect of the Shares; (ix) the Depositary; and (x) the trustee of the trust under the RSU Plan (and any agent thereof).

2.2                               The Arrangement

Commencing at the Effective Time, the following shall occur and be deemed to occur in the following sequence without any further act or formality required on the part of any person, except as expressly provided herein:

(a)                                  notwithstanding the terms of the Stock Option Plans, or the terms of any agreement evidencing the grant of any Options, subject to applicable withholdings determined in accordance with Section 5.4, each Cashed-Out Option granted and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any Optionholder or the Company, be transferred by the holder of such Cashed-Out Option to the Company, free and clear of all Liens, in

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exchange for a cash payment from the Company equal to: (A) the product of the number of Shares underlying such Cashed-Out Option held by such Optionholder and the Share Consideration, less (B) the U.S. dollar or the U.S. dollar equivalent of the aggregate exercise price payable under such Cashed-Out Option (calculated using the noon buying rates on the Business Day prior to the Effective Date that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies) by such Optionholder to acquire the number of Shares underlying such Option (the difference (if any) being, the “Option Consideration”);

(b)                                 notwithstanding the terms of the RSU Plan, or the terms of any agreement evidencing the grant of any RSUs, two minutes after completion of the immediately preceding step:

(i)                                     subject to applicable withholdings determined in accordance with Section 5.4, each Cashed-Out RSU granted and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any RSU Holder or the Company, be exchanged for the number of Shares underlying such Cashed-Out RSU to the extent that the trust under the RSU Plan holds Shares, and all other Cashed-Out RSUs, if any, shall be cancelled in exchange for a cash payment from the Company equal to the product of the number of Shares underlying such Cashed-Out RSU held by such RSU Holder and the Share Consideration (the “RSU Consideration”); and

(ii)                                  each RSU (other than a Cashed-Out RSU), which is outstanding and has not been duly exercised prior to the Effective Time, shall be continued, except that, pursuant to the terms of the RSU Plan, the terms of each such RSU (each, an “Amended RSU”) shall be amended so as to substitute for the Shares subject to such Amended RSU such number of Parent Common Shares equal to (A) the Exchange Ratio multiplied by (B) the number of Shares subject to such RSU immediately prior to the Effective Time. The aggregate number of Parent Company Shares to be received by a holder of Amended RSUs on any exchange of Amended RSUs for Parent Company Shares shall be rounded down to the nearest whole share. Subject to the foregoing, the term to expiry, conditions to and manner of exchanging, vesting schedule and all other terms and conditions of an Amended RSU will remain the same as before the Effective Time and shall be governed by the terms of the RSU Plan, and any certificate or RSU agreement previously evidencing the RSU shall thereafter evidence and be deemed to evidence such Amended RSU;

(c)                                  notwithstanding the terms of the DSU Plan, or the terms of any agreement

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evidencing the grant of any DSUs, two minutes after completion of the immediately preceding step, subject to applicable withholdings determined in accordance with Section 5.4 and following the resignation by, or removal of, the holder of such DSUs as a director of the Company, each DSU granted and outstanding immediately prior to the Effective Time (whether or not vested) shall, without any further act or formality by or on behalf of any DSU Holder or the Company, be cancelled in exchange for a cash payment from the Company equal to the product of the number of Shares underlying such DSU held by such DSU Holder and the Share Consideration (the “DSU Consideration”);

(d)                                 two minutes after completion of the immediately preceding step, each Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Sub in consideration for a debt claim against Sub in an amount determined and payable in accordance with Article 3, and the name of such holder will be removed from the register of Shareholders (in respect of the Shares for which Dissent Rights have been validly exercised before the Effective Time), and Sub shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares, free and clear of any Liens;

(e)                                  two minutes after completion of the immediately preceding step, each Share outstanding immediately prior to the Effective Time (including any Share issued upon the effective exercise of Options prior to the Effective Date), other than Shares held by Sub and its affiliates, and other than Shares held (or previously held) by a Dissenting Shareholder, shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Sub in exchange for a payment in cash equal to the Share Consideration, subject to applicable withholdings determined in accordance with Section 5.4, and the name of such holder will be removed from the register of holders of Shares and Sub shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares, free and clear of any Liens;

(f)                                    each Option (other than a Cashed-Out Option), which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged at the Effective Time for an option (a “Replacement Option”) to purchase from Parent or the Company, as Parent may determine, the number of Parent Common Shares (rounded down to the nearest whole share) equal to (a) the Exchange Ratio multiplied by (b) the number of Shares subject to such Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Parent Common Share (rounded up to the nearest whole cent) equal to (a) the

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U.S. dollar or the U.S. dollar equivalent of the exercise price per Share otherwise purchasable pursuant to such Option (calculated using the noon buying rates on the Business Day prior to the Effective Date that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies) divided by (b) the Exchange Ratio. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of a Replacement Option will be the same as the Option for which it was exchanged, and shall be governed by the terms of the applicable Stock Option Plan pursuant to which such Option was granted, and any certificate or option agreement previously evidencing the Option shall thereafter evidence and be deemed to evidence such Replacement Option;

(g)                                 all Options granted and outstanding immediately prior to the Effective Time (including all Cashed-Out Options acquired by the Company pursuant to Section 2.2(a) and the Options exchanged pursuant to Section 2.2(f)) shall thereafter be cancelled and terminated;

(h)                                 notwithstanding the terms of the ESPP, the ESPP shall be terminated;

(i)                                     notwithstanding the terms of the Stock Option Plans, the Stock Option Plans shall be terminated (except to the extent such plans are applicable to any Replacement Options); and

(j)                                     notwithstanding the terms of the DSU Plan, the DSU Plan shall be terminated.

2.3                               Letter of Transmittal

At the time of mailing the Proxy Circular or as soon as practicable after the Effective Date, the Company shall forward to each Shareholder at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of Shareholders a Letter of Transmittal and instructions for obtaining delivery of that portion of the Aggregate Share Consideration payable to such holder following the Effective Date pursuant to this Plan of Arrangement.

2.4                               Delivery of Aggregate Share Consideration, Aggregate DSU Consideration, Aggregate RSU Consideration and Aggregate Option Consideration

(a)                                  On or immediately prior to the Effective Date:

(i)                                     Sub shall deliver, or arrange to be delivered, to the Depositary the cash required for the payment of the aggregate Share Consideration (the “Aggregate Share Consideration”) for the Shares, which are acquired pursuant to Sections 2.2(d) and 2.2(e), for the benefit of and in trust for the Shareholders entitled to receive Share Consideration for each Share held by them. The Aggregate Share Consideration shall be held by in a special

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account with the Depositary and shall be paid to or to the order of such respective former Shareholders without interest;

(ii)                                  the Company shall deliver, or arrange to be delivered, to the Depositary the cash required for the payment of the aggregate DSU Consideration (the “Aggregate DSU Consideration”) for the DSUs, which are cancelled in exchange for cash pursuant to Section 2.2(c), for the benefit of and in trust for the DSU Holders holding DSUs. The Aggregate DSU Consideration shall be held in a special account with the Depositary and shall be paid to or to the order of such respective former DSU Holders without interest;

(iii)                               the Company shall deliver, or arrange to be delivered, to the Depositary the cash required for the payment of the aggregate RSU Consideration (the “Aggregate RSU Consideration”) for the Cashed-Out RSUs, which are cancelled in exchange for cash pursuant to Section 2.2(b)(i), for the benefit of and in trust for the RSU Holders holding Cashed-Out RSUs. The Aggregate RSU Consideration shall be held in a special account with the Depositary and shall be paid to or to the order of such respective former RSU Holders without interest; and

(iv)                              the Company shall deliver or arrange to be delivered to the Depositary the cash required for the payment of the aggregate Option Consideration (the “Aggregate Option Consideration”)  for the Cashed-Out Options, which are acquired by the Company for cash pursuant to Section 2.2(f), for the benefit of and in trust for the Optionholders holding Cashed-Out Options. The Aggregate Option Consideration shall be held in a special account with the Depositary and shall be paid to or to the order of such respective former Optionholders without interest.

The Aggregate Share Consideration, the Aggregate DSU Consideration, the Aggregate RSU Consideration and the Aggregate Option Consideration shall be cash, denominated in U.S. dollars in same day funds payable at Toronto, Canada. Such money shall not be used for any purpose except as provided in this Plan of Arrangement. Upon delivery of the Aggregate Share Consideration, the Aggregate DSU Consideration, the Aggregate RSU Consideration and the Aggregate Option Consideration, Sub shall be fully and completely discharged from its obligation to pay the Aggregate Share Consideration to the former Shareholders and the Company shall be fully and completely discharged from its obligation to pay the Aggregate DSU Consideration to the former DSU Holders, the Aggregate RSU Consideration to former RSU Holders and the Aggregate Option Consideration to former Optionholders, and, in each case, the rights of such holders shall be limited to receiving, without interest, from the Depositary their proportionate part of the money so

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deposited in accordance with this Plan of Arrangement. Any interest on the deposit of the Aggregate Share Consideration shall belong to Sub. Any interest on the deposit of the Aggregate DSU Consideration, the Aggregate RSU Consideration or the Aggregate Option Consideration shall belong to the Company.

(b)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Shares which were acquired for the applicable Share Consideration in accordance with Section 2.2(e), together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Shares formerly represented by such certificate under the CBCA and the bylaws of the Company and such additional documents and instruments as Parent, Sub or the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time the Depositary shall deliver to such holder, by cheque (or, if required by applicable Law, a wire transfer) for the aggregate Share Consideration such holder is entitled to receive under the Arrangement (together, if applicable, with any unpaid dividends or distributions declared on the Shares, if any, prior to the Effective Time) in accordance with Section 2.2(e).

(c)                                  As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each DSU Holder holding DSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable Law, a wire transfer) representing payment of the portion of the Aggregate DSU Consideration to which such DSU Holder is entitled in accordance with Section 2.2(c).

(d)                                 As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each RSU Holder holding Cashed-Out RSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable Law, a wire transfer) representing payment of the portion of the Aggregate RSU Consideration to which such RSU Holder is entitled in accordance with Section 2.2(b).

(e)                                  As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each Optionholder holding Cashed-Out Options, as reflected on the books and records of the Company, a cheque (or, if required by applicable Law, a wire transfer) representing payment of the portion of the Aggregate Option Consideration to which such Optionholder is entitled in accordance with Section 2.2(a).

(f)                                    In the event of a transfer of ownership of Shares that was not registered in the applicable securities register of the Company, the aggregate Share Consideration payable for such Shares in accordance with Section 2.2(e)

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may be delivered to the transferee if the certificate representing such Shares is presented to the Depositary as provided in Section 2.4(b), accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid.

2.5                               Expiration of Rights

Subject to applicable escheat laws, any amounts deposited with the Depositary for the payment of the Aggregate Share Consideration, the Aggregate DSU Consideration, the Aggregate RSU Consideration or the Aggregate Option Consideration which remain unpaid or unclaimed on the date which is six years from the Effective Date shall be forfeited to Sub or the Company, as the case may be, and paid over to or as directed by Sub and the former Shareholders, Optionholders, DSU Holders and RSU Holders shall thereafter have no right to receive their respective entitlement to the Aggregate Share Consideration, the Aggregate Option Consideration, the Aggregate DSU Consideration or the Aggregate RSU Consideration, as applicable.

2.6                               Dividends and Distributions

No dividend or other distribution declared or made after the Effective Time with respect to the Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Shares.

2.7                               Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

ARTICLE 3
RIGHTS OF DISSENT

3.1                               Dissent Rights

(a)                                  Each Shareholder of record (as of the record date of the Special Meeting) may exercise rights of dissent with respect to its Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 3.1 (the “Dissent Rights”); provided that a Notice of Dissent is received by the Company by no later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days prior to the date of the Special Meeting, or, if the Meeting is adjourned or postponed, 5:00 p.m. (Toronto time) on the Business Day that is two Business Days preceding the date of such adjourned or postponed Special Meeting.

(b)                                 Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their respective Shares, without any further act or formality on their part, free and clear of all Liens, to Sub as provided in

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Section 2.2(d), and such Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their respective Shares shall be entitled to a payment of cash equal to such fair value, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Shares had such Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their respective Shares shall have participated and shall be deemed to have participated in the Arrangement, as at the time stipulated in Section 2.2(e), on the same basis as a non-Dissenting Shareholder and shall receive cash consideration in respect of their respective Shares on the basis set forth in Article 2.

(c)                                  In no case shall the Company, Sub, the Depositary, the registrar and transfer agent in respect of the Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the registers of holders of Shares as at the Effective Time as provided in Article 2.

ARTICLE 4
CERTIFICATES

4.1                               Certificates

From and after the Effective Time, until surrendered as contemplated by Section 2.4(b), each certificate formerly representing Shares that, under the Arrangement, were transferred or deemed to be transferred to Sub in return for cash pursuant to Section 2.2(d) or 2.2(e) shall represent and be deemed, at all times after the time stipulated in Section 2.2(d) or 2.2(e), to represent only the right to receive upon such surrender the applicable Share Consideration specified in Section 2.2(d) or 2.2(e).

4.2                               Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash is to be paid shall, at the sole discretion of Sub, give a bond satisfactory to Sub in such sum as Sub may direct or otherwise indemnify the Depositary and Sub in a manner satisfactory to each of them against any claim that may be made against the Depositary or Sub with respect to the certificate alleged to have been lost, stolen or destroyed.

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ARTICLE 5
GENERAL

5.1                               Paramountcy

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Shares, RSUs, DSUs and Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Shares, RSUs, DSUs and Options, and the Company, Parent, Sub, the Depositary and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, RSUs, DSUs or Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2                               Amendment

(a)                                  Subject to Sections 5.2(c) and 5.2(d), the Company, Parent and Sub reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by the Company, Parent and Sub, (ii) filed with the Court and, if made following the Special Meeting, approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Shareholders, RSU Holders, DSU Holders and/or Optionholders if and in the manner as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, Parent or Sub at any time prior to or at the Special Meeting (provided that the Company, Parent and Sub shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the Special Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Special Meeting shall be effective only if: (i) it is agreed to by each of the Company, Parent and Sub; (ii) it is filed with the Court (other than amendments contemplated in Section 5.2(d), which shall not require such filing), and (iii) if required by the Court, it is consented to by holders of the Shares voting in the manner directed by the Court.

(d)                                 Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Sub unilaterally after the Effective Date without the approval of the Shareholders, the Company or Parent provided

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that it concerns a matter which, in the reasonable opinion of Sub, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the former Shareholders, RSU Holders, DSU Holders and Optionholders.

5.3                               Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4                               Withholding Rights

Notwithstanding anything in this Plan of Arrangement to the contrary, the Company, Parent, Sub, the Depositary or one or more other subsidiaries of Parent, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Plan of Arrangement to any Shareholder, Optionholder, DSU Holder or RSU Holder such amounts as are required (or permitted under Section 116 of the Tax Act or the equivalent provision under provincial Law) to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code, or any other provision of local, state, provincial or foreign tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Entity directly or indirectly by the Company, Parent, Sub, the Depositary or one or more subsidiaries of Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the former Shareholders, Optionholders, DSU Holders or RSU Holders, as the case may be, in respect of which such deduction and withholding was made by the Company, Parent, Sub, the Depositary or one or more subsidiaries of the Parent, as the case may be, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required, and in accordance with applicable Laws.

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EXHIBIT B
ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
COGNOS INCORPORATED

BE IT RESOLVED THAT:

1.                                       The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Cognos Incorporated (the “Company”), International Business Machines Corporation (“Parent”) and 1361454 Alberta ULC (“Sub”), as more particularly described and set forth in the management proxy circular (the “Proxy Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.                                       The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of November 11, 2007 between Parent, the Company and Sub (the “Arrangement Agreement”) (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

3.                                       Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders of common shares of the Company (“Common Shares”) or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Company are hereby authorized and empowered without further notice to or approval of the holders of Common Shares (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.                                       Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

5.                                       Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.